Financial News

CIBC Announces Third Quarter 2014 Results

Toronto, ON – August 28, 2014 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2014.

Third quarter highlights

•	Reported net income was $921 million, compared with $878 million for the third quarter a year ago, and $306 million for the prior quarter.

•	Adjusted net income(1) was $908 million, compared with $931 million for the third quarter a year ago, and $887 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.26, compared with $2.13 for the third quarter a year ago, and $0.73 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.23, compared with $2.26 for the third quarter a year ago, and $2.17 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 21.0% and adjusted ROE(1) was 20.7%.

Results for the third quarter of 2014 were affected by the following items of note aggregating to a positive impact of $0.03 per share:

•	$52 million ($30 million after-tax, or $0.08 per share) gain within an equity-accounted investment in our merchant banking portfolio;

•	$9 million ($7 million after-tax, or $0.02 per share) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD);

•	$9 million ($8 million after-tax, or $0.02 per share) amortization of intangible assets; and

•	$2 million ($2 million after-tax, or $0.01 per share) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at July 31, 2014 was 10.1%, and our Tier 1 and Total capital ratios were 12.2% and 14.8%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.0%, Tier 1 capital ratio of 12.1% and Total capital ratio of 14.9% in the prior quarter.

CIBC announced today the intention to seek Toronto Stock Exchange approval for a normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

“CIBC’s solid results this quarter reflect the strength of our retail and wholesale banking franchises and strong wealth management platform,” says Gerald T. McCaughey, CIBC President and Chief Executive Officer. “As we strive to be the leading bank for our clients, our clear focus on client service coupled with our strategic growth initiatives underpins our ability to deliver consistent and sustainable earnings.”

Core business performance

Retail and Business Banking reported net income of $589 million for the third quarter, down $23 million or 4% from the third quarter a year ago. Adjusting for the items of note shown above, adjusted net income(1) was $597 million, down $31 million or 5% from the third quarter a year ago. Core operating results were strong including solid volume growth across key products and lower loan losses, which were offset by lower cards revenue due to the sale of the Aeroplan portfolio. Ongoing investment in innovations and strategic initiatives continue to support deeper client relationships.

During the third quarter of 2014, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We launched the new CIBC Tim Hortons Double Double Visa Card in partnership with Tim Hortons, leveraging a first-of-its-kind two-button technology that combines a CIBC Visa credit card with a Tim Hortons rewards card;

•	More than one million cheques were deposited using our eDeposit™ feature available on our mobile banking app since it was launched, giving clients the flexibility to deposit cheques to their CIBC accounts by taking a picture of the cheque with their mobile device – a first among the major Canadian banks; and

•	We were awarded “Best Consumer Internet Bank – Canada” and “Best Integrated Consumer Bank Site – North America” by Global Finance Magazine.

Wealth Management reported net income of $121 million for the third quarter, up $19 million or 19% from the third quarter a year ago.

Revenue of $568 million was up $110 million or 24% compared with the third quarter of 2013. This was primarily due to higher client assets under management driven by market appreciation and net sales of long-term mutual funds, higher fee-based and commission revenue, and the acquisition of Atlantic Trust.

During the third quarter of 2014, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	CIBC Asset Management achieved $100 billion in assets under management – a significant milestone along with its 22nd consecutive quarter of positive net sales of long-term mutual funds which hit $4.5 billion year to date;

•	Client satisfaction, a key focus and a foundation of our growth strategy, continues to strengthen at CIBC Wood Gundy and is among the industry’s leaders with an 11% increase over the past six years; and

•	Atlantic Trust was recently ranked the second-highest luxury brand among wealth management firms in the U.S. in the 2014 Luxury Brand Status Index™ (LBSI) wealth management survey.

Wholesale Banking reported net income of $282 million for the third quarter, up $69 million or 32% from the prior quarter. Excluding items of note, adjusted net income(1) was $254 million, up $26 million or 11% from the prior quarter.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Joint bookrunner in a new $3.5 billion revolving credit facility and joint lead agent and joint bookrunner for $1 billion of senior secured bonds for North West Redwater Partnership;

•	Joint bookrunner on PrairieSky Royalty’s $1.7 billion initial public offering of common shares; and

•	Financial advisor to Merit Energy Company on the sale of its oil producing properties in Wyoming to Memorial Production Partners for $915 million and the sale of its properties in Colorado to Atlas Resource Partners for $420 million.

“In summary, CIBC delivered strong performance during the third quarter,” says Mr. McCaughey. “We are on track in executing our growth strategy to be the leading bank for our clients and we are well positioned for future growth.”

Making a difference in our Communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter we:

•	Helped raise $3.2 million in support of children with cancer and their families through our sponsorship of the Tour CIBC Charles Bruneau and the CIBC 401 Bike Challenge;

•	Committed $1 million to KidSport, a national program that helps give kids greater access to organized sport, to mark the one year countdown to the TORONTO 2015 Pan Am Games; and

•	As the Official Canadian Bank and CBC broadcast sponsor of the FIFA World CupTM, celebrated Canadians’ passion for the beautiful game with a 12-stop cross country CIBC Soccer Nation tour.

(1)	For additional information, see the “Non-GAAP measures” section.

For further information:

Investor Relations:
Geoff Weiss	416-980-5093	geoffrey.weiss@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com
Alice Dunning	416-861-8870	alice.dunning@cibc.com

Media Inquiries:
Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com

The information on the following pages forms a part of this news release.

(The board of directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

ii	CIBC THIRD QUARTER 2014

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2014 compared with corresponding periods. The MD&A should be read in conjunction with our 2013 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of August 27, 2014. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange
Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 164 to 168 of our 2013 Annual Report.

Contents
2	External reporting changes	18	Financial condition
		18	Review of condensed consolidated balance sheet
3	Third quarter financial highlights	19	Capital resources
		22	Off-balance sheet arrangements
4	Overview
4	Financial results	23	Management of risk
6	Significant events	23	Risk overview
7	Review of quarterly financial information	26	Credit risk
8	Outlook for calendar year 2014	32	Market risk
		35	Liquidity risk
9	Non-GAAP measures	39	Other risks

10	Strategic business units overview	40	Accounting and control matters
11	Retail and Business Banking	40	Critical accounting policies and estimates
13	Wealth Management	44	Regulatory developments
14	Wholesale Banking	44	Controls and procedures
17	Corporate and Other

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Outlook for calendar year 2014”, “Strategic business units overview – Business unit allocations”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2014 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2014” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services, including the evolving risk of cyber attack; social media risk; losses incurred as a result of internal or external fraud; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and the high U.S. fiscal deficit; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2014	1

External reporting changes

The following external reporting changes were made in the first quarter of 2014. Prior period amounts were restated accordingly.

Amendments to IAS 19 “Employee Benefits”

We adopted amendments to IAS 19 “Employee Benefits” commencing November 1, 2011, which require us to recognize: (i) actuarial gains and losses in Other comprehensive income (OCI) in the period in which they arise; (ii) interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) all past service costs (gains) in net income in the period in which they arise.

Adoption of IFRS 10 “Consolidated Financial Statements”

We adopted IFRS 10 “Consolidated Financial Statements” commencing November 1, 2012, which replaces IAS 27 “Consolidated and Separate Financial Statements” and Standards Interpretation Committee (SIC) – 12 “Consolidated – Special Purpose Entities”. The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from the consolidated financial statements, which resulted in a replacement of Capital Trust securities issued by CIBC Capital Trust with Business and government deposits for the senior deposit notes issued by us to CIBC Capital Trust.

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50 percent of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to the Toronto-Dominion Bank (TD). Accordingly, the revenue related to the sold credit card portfolio was moved from Personal Banking to the Other line of business within Retail and Business Banking.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our strategic business units (SBUs). We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other.

Income statement presentation

We reclassified certain amounts associated with our self-managed credit card portfolio from Non-interest expenses to Non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC THIRD QUARTER 2014

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
	Financial results ($ millions)
	Net interest income	$1,875	$1,798	$1,883	$5,578	$5,560
	Non-interest income	1,483	1,369	1,366	4,581	3,978
	Total revenue	3,358	3,167	3,249	10,159	9,538
	Provision for credit losses	195	330	320	743	850
	Non-interest expenses	2,047	2,412	1,878	6,438	5,691
	Income before taxes	1,116	425	1,051	2,978	2,997
	Income taxes	195	119	173	574	472
	Net income	$921	$306	$878	$2,404	$2,525
	Net income (loss) attributable to non-controlling interests	$3	$(11)	$1	$(5)	$5
	Preferred shareholders	19	25	25	69	75
	Common shareholders	899	292	852	2,340	2,445
	Net income attributable to equity shareholders	$918	$317	$877	$2,409	$2,520
	Financial measures
	Reported efficiency ratio	61.0%	76.2%	57.8%	63.4%	59.7%
	Adjusted efficiency ratio (1)	59.5%	59.6%	56.0%	58.6%	56.4%
	Loan loss ratio	0.33%	0.51%	0.45%	0.40%	0.45%
	Reported return on common shareholders’ equity	21.0%	7.0%	22.3%	18.5%	21.9%
	Adjusted return on common shareholders’ equity (1)	20.7%	20.6%	23.7%	21.1%	23.3%
	Net interest margin	1.81%	1.81%	1.86%	1.82%	1.84%
	Net interest margin on average interest-earning assets	2.05%	2.07%	2.12%	2.07%	2.13%
	Return on average assets	0.89%	0.31%	0.86%	0.79%	0.84%
	Return on average interest-earning assets	1.01%	0.35%	0.99%	0.89%	0.97%
	Total shareholder return	4.65%	14.05%	(2.04)%	17.74%	2.83%
	Reported effective tax rate	17.5%	28.1%	16.5%	19.3%	15.7%
	Adjusted effective tax rate (1)	16.2%	13.5%	17.0%	15.5%	16.5%
Common share information
Per share ($)	- basic earnings	$2.26	$0.73	$2.13	$5.88	$6.09
	- reported diluted earnings	2.26	0.73	2.13	5.87	6.09
	- adjusted diluted earnings (1)	2.23	2.17	2.26	6.70	6.46
	- dividends	1.00	0.98	0.96	2.94	2.84
	- book value	43.02	42.04	38.93	43.02	38.93
Share price ($)	- high	102.06	97.72	80.64	102.06	84.70
	- low	95.66	85.49	74.10	85.49	74.10
	- closing	101.21	97.72	77.93	101.21	77.93
Shares outstanding (thousands)	- weighted-average basic	397,179	397,758	399,952	397,826	401,237
	- weighted-average diluted	398,022	398,519	400,258	398,584	401,621
	- end of period	396,974	397,375	399,992	396,974	399,992
	Market capitalization ($ millions)	$40,178	$38,832	$31,171	$40,178	$31,171
	Value measures
	Dividend yield (based on closing share price)	3.9%	4.1%	4.9%	3.9%	4.9%
	Reported dividend payout ratio	44.2%	133.5%	45.1%	50.0%	46.6%
	Adjusted dividend payout ratio (1)	44.8%	45.2%	42.5%	43.8%	43.9%
	Market value to book value ratio	2.35	2.32	2.00	2.35	2.00
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$80,653	$77,892	$76,452	$80,653	$76,452
	Loans and acceptances, net of allowance	262,489	258,680	254,227	262,489	254,227
	Total assets	405,422	397,102	397,153	405,422	397,153
	Deposits	322,314	314,023	313,114	322,314	313,114
	Common shareholders’ equity	17,076	16,707	15,573	17,076	15,573
	Average assets	411,036	406,285	402,608	409,144	402,976
	Average interest-earning assets	363,422	356,492	351,761	360,631	349,642
	Average common shareholders’ equity	16,989	17,173	15,162	16,911	14,925
	Assets under administration (2)	1,713,076	1,663,858	1,460,311	1,713,076	1,460,311
Balance sheet quality measures
	All-in basis
	Common Equity Tier 1 (CET1) capital risk-weighted assets (RWA) ($ billions)	$139.9	$135.9	$134.0	$139.9	$134.0
	Tier 1 capital RWA	140.2	135.9	134.0	140.2	134.0
	Total capital RWA	140.6	135.9	134.0	140.6	134.0
	CET1 ratio	10.1%	10.0%	9.3%	10.1%	9.3%
	Tier 1 capital ratio	12.2%	12.1%	11.6%	12.2%	11.6%
	Total capital ratio	14.8%	14.9%	14.7%	14.8%	14.7%
Other information
	Full-time equivalent employees	45,161	43,907	43,516	45,161	43,516
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.

CIBC THIRD QUARTER 2014	3

Overview

Financial results

Reported net income for the quarter was $921 million, compared with $878 million for the same quarter last year, and $306 million for the prior quarter. Reported net income for the nine months ended July 31, 2014 was $2,404 million, compared with $2,525 million for the same period in 2013.

Adjusted net income(1) for the quarter was $908 million, compared with $931 million for the same quarter last year, and $887 million for the prior quarter. Adjusted net income(1) for the nine months ended July 31, 2014 was $2,746 million, compared with $2,675 million for the same period in 2013.

Reported diluted earnings per share (EPS) for the quarter was $2.26, compared with $2.13 for the same quarter last year, and $0.73 for the prior quarter. Reported diluted EPS for the nine months ended July 31, 2014 was $5.87, compared with $6.09 for the same period in 2013.

Adjusted diluted EPS(1) for the quarter was $2.23, compared with $2.26 for the same quarter last year, and $2.17 for the prior quarter. Adjusted diluted EPS(1) for the nine months ended July 31, 2014 was $6.70, compared with $6.46 for the same period in 2013.

Net income for the current quarter was affected by the following items of note:

•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Wholesale Banking);
•	$9 million ($7 million after-tax) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and TD (Retail and Business Banking);
•	$9 million ($8 million after-tax) amortization of intangible assets(2) ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $4 million after-tax in Corporate and Other); and
•	$2 million ($2 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note increased revenue by $49 million, non-interest expenses by $17 million and income tax expenses by $19 million. In aggregate, these items of note increased net income by $13 million.

Net interest income(3)

Net interest income was down $8 million from the same quarter last year, primarily due to lower card revenue as a result of the Aeroplan transactions with Aimia and TD in the first quarter of 2014 and lower treasury revenue, partially offset by volume growth across retail products and higher trading income.

Net interest income was up $77 million or 4% from the prior quarter, primarily due to additional days in the quarter and volume growth across retail products.

Net interest income for the nine months ended July 31, 2014 was up $18 million from the same period in 2013, primarily due to volume growth across most retail products and higher revenue from corporate banking. These factors were mostly offset by lower card revenue as a result of the Aeroplan transactions noted above, and lower treasury revenue.

Non-interest income(3)

Non-interest income was up $117 million or 9% from the same quarter last year, primarily due to higher investment management and custodial, mutual fund, and underwriting and advisory fees, partially offset by trading losses in the current quarter compared with trading income in the same quarter last year, and lower card fees as a result of the Aeroplan transactions noted above. The current quarter included a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Non-interest income was up $114 million or 8% from the prior quarter, primarily due to higher fee-based revenue, partially offset by lower net gains on available-for-sale (AFS) securities. The current quarter included the gain within an equity-accounted investment noted above.

Non-interest income for the nine months ended July 31, 2014 was up $603 million or 15% from the same period in 2013, primarily due to gains relating to the Aeroplan transactions, the sale of an equity investment in our exited European leveraged finance portfolio, and the gain within an equity-accounted investment, all shown as items of note. Higher mutual fund and investment management and custodial fees were partially offset by lower card fees as noted above, and trading losses in the current year period compared with trading income in the same period last year.

Provision for credit losses

Provision for credit losses was down $125 million or 39% from the same quarter last year. In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The same quarter last year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note. In Wholesale Banking, the provision was down as the same quarter last year included losses in our exited European leveraged finance portfolio. In Corporate and Other, the provision was down as the same quarter last year included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in the current quarter.

Provision for credit losses was down $135 million or 41% from the prior quarter. In Retail and Business Banking, the provision was comparable with the prior quarter. In Wholesale Banking, the provision was down as the prior quarter included losses in our exited U.S. leveraged finance portfolio, shown as an item of note. In Corporate and Other, the provision was down as the prior quarter included loan losses relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), shown as an item of note.

Provision for credit losses for the nine months ended July 31, 2014 was down $107 million or 13% from the same period in 2013. In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio, and lower losses in the business lending portfolio. The same period last year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, and the current year period included a charge resulting from operational changes in the processing of write-offs, both shown as items of note. In Wholesale Banking, the provision was down primarily due to losses in our exited European leveraged finance portfolio in the same period last year, partially offset by higher losses in our exited U.S. leveraged finance portfolio. In Corporate and Other, the provision was up primarily due to the loan losses relating to CIBC FirstCaribbean noted above, partially offset by a decrease in the collective allowance.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2014

Non-interest expenses

Non-interest expenses were up $169 million or 9% from the same quarter last year, primarily due to higher employee-related compensation and computer, software and office equipment expenses.

Non-interest expenses were down $365 million or 15% from the prior quarter, as the prior quarter included the goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note, partially offset by higher employee-related compensation in the current quarter.

Non-interest expenses for the nine months ended July 31, 2014 were up $747 million or 13% from the same period in 2013, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean, and costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, both shown as items of note, as well as higher employee-related compensation and computer, software and office equipment expenses. The same period last year had higher expenses in the structured credit run-off business, which included the Lehman-related settlement charge, shown as an item of note.

Income taxes

Income tax expense was up $22 million or 13% from the same quarter last year primarily due to higher income. Income tax expense was up $76 million or 64% from the prior quarter, primarily due to significantly higher income and taking into consideration that no tax recovery was booked in the prior quarter in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Income tax expense for the nine months ended July 31, 2014 was up $102 million or 22% from the same period in 2013, notwithstanding comparable income levels, primarily due to no tax recovery being booked in the current year period in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, partially offset by higher tax-exempt income.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $204 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the nine months ended
$ millions	Jul. 31, 2014 vs. Jul. 31, 2013	Jul. 31, 2014 vs. Apr. 30, 2014	Jul. 31, 2014 vs. Jul. 31, 2013
Estimated increase (decrease) in:
Total revenue	$21	$(11)	$100
Provision for credit losses	1	(1)	15
Non-interest expense	9	(4)	68
Income taxes	2	(1)	5
Net income	9	(5)	12
Average US$ appreciation (depreciation) relative to C$	4.0%	(2.0)%	6.9%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q2, 2014

•	$543 million ($543 million after-tax) of charges relating to CIBC FirstCaribbean, comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);
•	$22 million ($16 million after-tax) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$9 million ($7 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$4 million ($3 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $8 million, increased provision for credit losses by $145 million, non-interest expense by $447 million, and decreased income tax expenses by $19 million. In aggregate, these items of note decreased net income by $581 million.

Q1, 2014

•	$239 million ($183 million after-tax) gain in respect of the Aeroplan transactions with Aimia and TD, net of costs relating to the development of our enhanced travel rewards program ($123 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(1), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);

(1)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs.

CIBC THIRD QUARTER 2014	5

•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$8 million ($6 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $353 million, non-interest expenses by $55 million, and income tax expenses by $72 million. In aggregate, these items of note increased net income by $226 million.

Q3, 2013

•	$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1), which includes $56 million of estimated credit losses relating to the Alberta floods;
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking);
•	$8 million ($6 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note decreased revenue by $7 million, increased provision for credit losses by $58 million, non-interest expenses by $6 million, and decreased income tax expenses by $18 million. In aggregate, these items of note decreased net income by $53 million.

Q2, 2013

•	$27 million ($20 million after-tax) income from the structured credit run-off business (Wholesale Banking);
•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Wholesale Banking); and
•	$6 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $29 million, provision for credit losses by $21 million and non-interest expenses by $8 million. In aggregate, the impact of these items of note on net income was nil.

Q1, 2013

•	$148 million ($109 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Wholesale Banking);
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other); and
•	$5 million ($4 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $28 million, non-interest expenses by $165 million, and decreased income tax expenses by $40 million. In aggregate, these items of note decreased net income by $97 million.

(1)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs.

Significant events

Goodwill impairment

During the quarter ended April 30, 2014, we recognized a goodwill impairment charge of $420 million relating to CIBC FirstCaribbean. This impairment reflects revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region. For additional information, see the Accounting and control matters section and Note 6 to our interim consolidated financial statements.

Aeroplan Agreements and enhancements to CIBC travel rewards program

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia and TD that were announced on September 16, 2013.

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers. Consistent with its strategy to invest in and deepen client relationships, CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding being acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

In addition to these amounts, CIBC released $81 million of allowance for credit losses related to the sold portfolio, and incurred $3 million in direct costs related to the transaction in the quarter ended January 31, 2014. The net gain on sale of the sold portfolio recognized in the quarter ended January 31, 2014, which included the upfront payments, release of allowance for credit losses and costs related to the transaction, was $278 million ($211 million after-tax).

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•	The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of 5 years (Migration Payments).
•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.
•	The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

6	CIBC THIRD QUARTER 2014

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Separate from the tri-party agreements, CIBC continues with its plan to provide enhancements to our proprietary travel rewards program, delivering on our commitment to give our clients access to a market leading travel rewards program. The enhanced program is built on extensive research and feedback from our clients and from Canadians about what they want from their travel rewards card.

For the quarter ended July 31, 2014, CIBC incurred incremental costs of $9 million ($7 million after-tax) relating to the development of our enhanced travel rewards programs and in respect of supporting the tri-party agreements ($22 million ($16 million after-tax) in the quarter ended April 30, 2014 and $39 million ($28 million after-tax) in the quarter ended January 31, 2014). Amounts recognized in respect of Migration Payments in the quarter and nine months ended July 31, 2014 were not significant.

Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments in the United States. The results of the acquired business have been consolidated from the date of close and are included in the Wealth Management SBU. For additional information, see Note 3 to our interim consolidated financial statements.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in the quarter ended January 31, 2014.

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended			2014				2013	2012
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Retail and Business Banking	$2,032	$1,939	$2,255	$2,087	$2,067	$1,985	$2,010	$2,012
	Wealth Management	568	548	502	470	458	443	432	420
	Wholesale Banking (1)	670	606	680	520	589	574	557	567
	Corporate and Other (1)	88	74	197	103	135	122	166	140
	Total revenue	$3,358	$3,167	$3,634	$3,180	$3,249	$3,124	$3,165	$3,139
	Net interest income	$1,875	$1,798	$1,905	$1,893	$1,883	$1,822	$1,855	$1,848
	Non-interest income	1,483	1,369	1,729	1,287	1,366	1,302	1,310	1,291
	Total revenue	3,358	3,167	3,634	3,180	3,249	3,124	3,165	3,139
	Provision for credit losses	195	330	218	271	320	265	265	328
	Non-interest expenses	2,047	2,412	1,979	1,930	1,878	1,825	1,988	1,823
	Income before income taxes	1,116	425	1,437	979	1,051	1,034	912	988
	Income taxes	195	119	260	154	173	172	127	145
	Net income	$921	$306	$1,177	$825	$878	$862	$785	$843
	Net income (loss) attributable to:
	Non-controlling interests	$3	$(11)	$3	$(7)	$1	$2	$2	$3
	Equity shareholders	918	317	1,174	832	877	860	783	840
EPS	– basic	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09	$1.88	$2.00
	– diluted	2.26	0.73	2.88	2.02	2.13	2.09	1.88	2.00
(1)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio from the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2014 also included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefitted from higher average assets under management (AUM), the impact of the acquisition of Atlantic Trust from the first quarter of 2014, higher contribution from our equity-accounted investment in American Century Investments (ACI) and strong net sales of long-term mutual funds.

Wholesale Banking revenue is influenced, to a large extent, by capital markets conditions and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The current quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively, while the fourth quarter of 2013 included the impairment of an equity position in our exited U.S. leveraged finance portfolio. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. and the loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis.

Corporate and Other includes the offset related to tax-exempt income noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above and the first quarter of 2013 included the gain on sale of the private wealth management (Asia) business.

CIBC THIRD QUARTER 2014	7

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been trending lower since 2012 and have declined further in 2014 due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014, and a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios was included in the third quarter of 2013. In Wholesale Banking, the second quarter of 2014 and the fourth quarter of 2012 included losses in the exited U.S. leveraged finance portfolio. The second and third quarters of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had loan losses relating to CIBC FirstCaribbean. The third quarter of 2013 had an increase in the collective allowance, which included estimated credit losses relating to the Alberta floods, while the first and third quarters of 2014 included a decrease in collective allowance, including partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense. The second quarter of 2014 had a goodwill impairment charge and the fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean. The first half of 2014 and the fourth quarter of 2013 had expenses relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions with Aimia and TD. The first quarter of 2013 also had higher expenses in the structured credit run-off business.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has generally been trending higher for the periods presented in the table above. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Outlook for calendar year 2014

Global growth is on a stronger track after a poor start to the year, helped by a diminished burden from fiscal tightening in both the U.S. and Europe, and a continuation of stimulative monetary policy. After a sharp rebound from adverse weather in the second quarter, U.S. real gross domestic product (GDP) is expected to advance at a more than 3% annualized pace in the final two quarters. U.S. real GDP will benefit from a pick-up in capital spending, and the lift to household incomes and credit quality from ongoing job creation. European growth has stalled, and there are renewed recession risks associated with geopolitical tensions, while emerging markets, after a slow start to the year, should benefit from improved global trade volumes. Canada’s growth rate should average in the 2.0% to 2.5% range over the final two quarters, as firmer global conditions support exports, offsetting slower growth in housing construction and continued restraint in government program spending. Consumer demand will be sustained at moderate growth rates by job creation. Both the U.S. Federal Reserve and the Bank of Canada are likely to wait until 2015 before raising short term interest rates, although longer term rates could increase later in the year in anticipation of that future policy turn.

Retail banking is likely to see little change from the recent modest growth rates in demand for household and mortgage credit given existing levels of debt and the past few years’ policy changes in mortgages. Demand for business credit should continue to grow at a healthy pace. A further drop in the unemployment rate should support household credit quality, but there is little room for business and household insolvency rates to drop from what are already very low levels. Wealth management should see an improvement in demand for equities and other higher risk assets as global growth improves. Wholesale banking should benefit from rising capital spending and greater M&A activity that increases the demand for corporate lending and debt financing, and provincial governments will still have elevated borrowing needs, including those related to infrastructure projects. A sturdier global climate has reduced uncertainties that held back equity issuance in the prior year.

8	CIBC THIRD QUARTER 2014

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 12 of the 2013 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			As at or for the three months ended		As at or for the nine months ended
$ millions		2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$899	$292	$852	$2,340	$2,445
After-tax impact of items of note (1)		(13)	581	53	342	150
After-tax impact of items of note on non-controlling interests		–	(10)	–	(10)	–
Adjusted net income attributable to diluted common shareholders (2)	B	$886	$863	$905	$2,672	$2,595
Diluted weighted-average common shares outstanding (thousands)	C	398,022	398,519	400,258	398,584	401,621
Reported diluted EPS ($)	A/C	$2.26	$0.73	$2.13	$5.87	$6.09
Adjusted diluted EPS ($) (2)	B/C	2.23	2.17	2.26	6.70	6.46
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,358	$3,167	$3,249	$10,159	$9,538
Pre-tax impact of items of note (1)		(49)	8	7	(394)	(50)
TEB		102	124	90	336	279
Adjusted total revenue (2)	E	$3,411	$3,299	$3,346	$10,101	$9,767
Reported non-interest expenses	F	$2,047	$2,412	$1,878	$6,438	$5,691
Pre-tax impact of items of note (1)		(17)	(447)	(6)	(519)	(179)
Adjusted non-interest expenses (2)	G	$2,030	$1,965	$1,872	$5,919	$5,512
Reported efficiency ratio	F/D	61.0%	76.2%	57.8%	63.4%	59.7%
Adjusted efficiency ratio (2)	G/E	59.5%	59.6%	56.0%	58.6%	56.4%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$899	$292	$852	$2,340	$2,445
After-tax impact of items of note attributable to common shareholders (1)		(13)	571	53	332	150
Adjusted net income attributable to common shareholders (2)	I	$886	$863	$905	$2,672	$2,595
Dividends paid to common shareholders	J	$397	$390	$384	$1,169	$1,139
Reported dividend payout ratio	J/H	44.2%	133.5%	45.1%	50.0%	46.6%
Adjusted dividend payout ratio (2)	J/I	44.8%	45.2%	42.5%	43.8%	43.9%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	K	$16,989	$17,173	$15,162	$16,911	$14,925
Reported return on common shareholders’ equity	H/K	21.0%	7.0%	22.3%	18.5%	21.9%
Adjusted return on common shareholders’ equity (2)	I/K	20.7%	20.6%	23.7%	21.1%	23.3%
Reported and adjusted effective tax rate
Reported income before income taxes	L	$1,116	$425	$1,051	$2,978	$2,997
Pre-tax impact of items of note (1)		(32)	600	71	270	208
Adjusted income before income taxes (2)	M	$1,084	$1,025	$1,122	$3,248	$3,205
Reported income taxes	N	$195	$119	$173	$574	$472
Tax impact of items of note (1)		(19)	19	18	(72)	58
Adjusted income taxes (2)	O	$176	$138	$191	$502	$530
Reported effective tax rate	N/L	17.5%	28.1%	16.5%	19.3%	15.7%
Adjusted effective tax rate (2)	O/M	16.2%	13.5%	17.0%	15.5%	16.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2014	Reported net income (loss)	$589	$121	$282	$(71)	$921
Jul. 31	After-tax impact of items of note (1)	8	3	(28)	4	(13)
	Adjusted net income (loss) (2)	$597	$124	$254	$(67)	$908
2014	Reported net income (loss)	$546	$117	$213	$(570)	$306
Apr. 30	After-tax impact of items of note (1)	17	4	15	545	581
	Adjusted net income (loss) (2)	$563	$121	$228	$(25)	$887
2013	Reported net income (loss)	$612	$102	$212	$(48)	$878
Jul. 31	After-tax impact of items of note (1)	16	1	6	30	53
	Adjusted net income (loss) (2)	$628	$103	$218	$(18)	$931

$ millions, for the nine months ended
2014	Reported net income (loss)	$1,881	$352	$759	$(588)	$2,404
Jul. 31	After-tax impact of items of note (1)	(78)	10	(62)	472	342
	Adjusted net income (loss) (2)	$1,803	$362	$697	$(116)	$2,746
2013	Reported net income (loss)	$1,764	$282	$490	$(11)	$2,525
Jul. 31	After-tax impact of items of note (1)	19	2	110	19	150
	Adjusted net income (2)	$1,783	$284	$600	$8	$2,675
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

CIBC THIRD QUARTER 2014	9

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management, which form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

10	CIBC THIRD QUARTER 2014

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Results(1)

		For the three months ended		For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Revenue
Personal banking	$1,614	$1,539	$1,534	$4,729	$4,479
Business banking	389	368	386	1,137	1,143
Other (2)	29	32	147	360	440
Total revenue	2,032	1,939	2,067	6,226	6,062
Provision for credit losses	177	173	241	560	715
Non-interest expenses	1,067	1,040	1,011	3,162	2,996
Income before taxes	788	726	815	2,504	2,351
Income taxes	199	180	203	623	587
Net income	$589	$546	$612	$1,881	$1,764
Net income attributable to:
Equity shareholders (a)	$589	$546	$612	$1,881	$1,764
Efficiency ratio	52.5%	53.6%	48.9%	50.8%	49.4%
Return on equity (3)	60.3%	58.1%	63.8%	65.5%	62.8%
Charge for economic capital (3) (b)	$(121)	$(117)	$(120)	$(357)	$(353)
Economic profit (3) (a+b)	$468	$429	$492	$1,524	$1,411
Full-time equivalent employees	22,397	22,306	22,186	22,397	22,186
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes run-off portfolios relating to FirstLine mortgage broker business, student loans and cards.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $589 million, down $23 million from the same quarter last year, primarily due to higher non-interest expenses and lower revenue, partially offset by a lower provision for credit losses.

Net income was up $43 million from the prior quarter, mainly due to higher revenue, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2014 was $1,881 million, up $117 million from the same period in 2013, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was down $35 million or 2% from the same quarter last year.

Personal banking revenue was up $80 million, primarily due to volume growth.

Business banking revenue was comparable with the same quarter last year as volume growth was largely offset by narrower spreads.

Other revenue was down $118 million, mainly due to lower cards revenue as a result of the Aeroplan transactions with Aimia and TD.

Revenue was up $93 million or 5% from the prior quarter.

Personal banking revenue was up $75 million, primarily due to additional days in the quarter, volume growth and higher fees.

Business banking revenue was up $21 million, primarily due to additional days in the quarter and volume growth.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2014 was up $164 million or 3% from the same period in 2013.

Personal banking revenue was up $250 million, due to volume growth across most products, higher fees and wider spreads.

Business banking revenue was down $6 million, mainly due to narrower spreads, partially offset by volume growth.

Other revenue was down $80 million, mainly due to lower cards revenue as a result of the Aeroplan transactions and lower revenue from our exited FirstLine mortgage broker business, partially offset by the gain relating to the Aeroplan transactions in the current year period, shown as an item of note.

Provision for credit losses

Provision for credit losses was down $64 million from the same quarter last year, mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The same quarter last year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, shown as an item of note.

Provision for credit losses was comparable with the prior quarter.

Provision for credit losses for the nine months ended July 31, 2014 was down $155 million from the same period in 2013, mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio, and lower losses in the business lending portfolio. The same period last year included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, and the current year period included a charge resulting from operational changes in the processing of write-offs, both shown as items of note.

CIBC THIRD QUARTER 2014	11

Non-interest expenses

Non-interest expenses were up $56 million or 6% from the same quarter last year, primarily due to higher spending on strategic initiatives and costs relating to the development of our enhanced travel rewards program, shown as an item of note.

Non-interest expenses were up $27 million or 3% from the prior quarter, mainly due to higher employee-related compensation, including the impact of additional days in the quarter.

Non-interest expenses for the nine months ended July 31, 2014 were up $166 million or 6% from the same period in 2013, primarily due to costs relating to development of our enhanced travel rewards program and to the Aeroplan transactions, shown as items of note, and higher spending on strategic initiatives.

Income taxes

Income taxes were down $4 million from the same quarter last year, primarily due to lower income.

Income taxes were up $19 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2014 were up $36 million from the same period in 2013, primarily due to higher income.

12	CIBC THIRD QUARTER 2014

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Revenue
Retail brokerage	$307	$292	$267	$883	$788
Asset management	186	181	159	539	456
Private wealth management	75	75	32	196	89
Total revenue	568	548	458	1,618	1,333
Provision for credit losses	–	1	–	–	–
Non-interest expenses	408	395	326	1,154	966
Income before taxes	160	152	132	464	367
Income taxes	39	35	30	112	85
Net income	$121	$117	$102	$352	$282
Net income attributable to:
Non-controlling interests	$–	$1	$–	$2	$–
Equity shareholders (a)	121	116	102	350	282
Efficiency ratio	71.9%	72.2%	71.2%	71.4%	72.4%
Return on equity (2)	22.7%	22.4%	21.3%	22.5%	20.1%
Charge for economic capital (2) (b)	$(65)	$(63)	$(58)	$(190)	$(172)
Economic profit (2) (a+b)	$56	$53	$44	$160	$110
Full-time equivalent employees	4,176	4,108	3,837	4,176	3,837
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $121 million, up $19 million from the same quarter last year, and up $4 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income for the nine months ended July 31, 2014 was $352 million, up $70 million from the same period in 2013, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $110 million or 24% from the same quarter last year, and up $20 million or 4% from the prior quarter.

Retail brokerage revenue was up $40 million from the same quarter last year, primarily due to higher fee-based and commission revenue, and up $15 million from the prior quarter, primarily due to higher fee-based revenue.

Asset management revenue was up $27 million from the same quarter last year, and up $5 million from the prior quarter, primarily due to higher client AUM driven by market appreciation and net sales of long-term mutual funds.

Private wealth management revenue was up $43 million from the same quarter last year, mainly due to the acquisition of Atlantic Trust on December 31, 2013, and higher AUM driven by client balance growth. Private wealth management revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2014 was up $285 million or 21% from the same period in 2013.

Retail brokerage revenue was up $95 million, mainly due to higher fee-based and commission revenue.

Asset management revenue was up $83 million, primarily due to higher client AUM driven by market appreciation and net sales of long-term mutual funds, and higher contribution from our equity-accounted investment in ACI.

Private wealth management revenue was up $107 million, mainly due to the acquisition noted above and higher AUM driven by client balance growth.

Non-interest expenses

Non-interest expenses were up $82 million or 25% from the same quarter last year, primarily due to the impact of the acquisition noted above and higher performance-based compensation.

Non-interest expenses were up $13 million or 3% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2014 were up $188 million or 19% from the same period in 2013, primarily due to the impact of the acquisition noted above and higher performance-based compensation.

Income taxes

Income taxes were up $9 million from the same quarter last year, and up $4 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2014 were up $27 million from the same period in 2013, primarily due to higher income.

CIBC THIRD QUARTER 2014	13

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Revenue
Capital markets	$336	$331	$348	$997	$986
Corporate and investment banking	330	275	240	855	673
Other	4	–	1	104	61
Total revenue (2)	670	606	589	1,956	1,720
Provision for credit losses	6	21	14	29	45
Non-interest expenses	279	318	303	926	1,046
Income before taxes	385	267	272	1,001	629
Income taxes (2)	103	54	60	242	139
Net income	$282	$213	$212	$759	$490
Net income attributable to:
Equity shareholders (a)	$282	$213	$212	$759	$490
Efficiency ratio (2)	41.5%	52.6%	51.3%	47.3%	60.8%
Return on equity (3)	47.5%	36.0%	38.6%	42.8%	31.0%
Charge for economic capital (3) (b)	$(73)	$(73)	$(69)	$(219)	$(197)
Economic profit (3) (a+b)	$209	$140	$143	$540	$293
Full-time equivalent employees	1,327	1,248	1,302	1,327	1,302
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $102 million for the quarter ended July 31, 2014 (April 30, 2014: $124 million; July 31, 2013: $90 million) and $336 million for the nine months ended July 31, 2014 (July 31, 2013: $279 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $282 million, up $70 million from the same quarter last year and up $69 million from the prior quarter, mainly due to higher revenue and lower non-interest expenses.

Net income for the nine months ended July 31, 2014 was $759 million, up $269 million from the same period in 2013, mainly due to higher revenue and lower non-interest expenses.

Revenue

Revenue was up $81 million or 14% from the same quarter last year.

Capital markets revenue was down $12 million, primarily due to lower revenue from foreign exchange trading and a lower reversal of credit valuation adjustments (CVA) against credit exposures to derivative counterparties (other than financial guarantors), partially offset by higher equity issuance revenue.

Corporate and investment banking revenue was up $90 million, mainly due to a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note, higher equity issuance revenue and higher revenue from corporate banking and U.S. real estate finance.

Other revenue was comparable with the same quarter last year.

Revenue was up $64 million or 11% from the prior quarter.

Capital markets revenue was up $5 million, primarily due to higher equity and debt issuance revenue, partially offset by lower revenue from equity derivatives and fixed income trading.

Corporate and investment banking revenue was up $55 million, primarily due to the gain noted above and higher equity issuance revenue and advisory fees, partially offset by lower revenue from U.S. real estate finance.

Other revenue was comparable with the prior quarter.

Revenue for the nine months ended July 31, 2014 was up $236 million or 14% from the same period in 2013.

Capital markets revenue was up $11 million, primarily due to higher revenue from equity derivatives, fixed income and foreign exchange trading, and equity issuances, partially offset by a lower reversal of CVA as noted above.

Corporate and investment banking revenue was up $182 million, mainly due to higher investment portfolio gains, including the gain noted above, higher revenue from corporate banking and U.S. real estate finance, and higher revenue from equity issuances, partially offset by lower advisory revenue.

Other revenue was up $43 million, primarily due to a gain on the sale of an equity investment in our exited European leveraged finance portfolio in the current year period, shown as an item of note, partially offset by losses in the structured credit run-off business compared with gains in the prior year period.

Provision for credit losses

Provision for credit losses was down $8 million from the same quarter last year, primarily due to losses in our exited European leveraged finance portfolio in the same quarter last year.

Provision for credit losses was down $15 million from the prior quarter, as the prior quarter included losses in our exited U.S. leveraged finance portfolio, shown as an item of note.

Provision for credit losses for the nine months ended July 31, 2014 was down $16 million from the same period in 2013, primarily due to losses in our exited European leveraged finance portfolio in the same period last year, partially offset by higher losses in our exited U.S. leveraged finance portfolio.

14	CIBC THIRD QUARTER 2014

Non-interest expenses

Non-interest expenses were down $24 million or 8% from the same quarter last year, and down $39 million or 12% from the prior quarter, mainly due to lower performance-based compensation.

Non-interest expenses for the nine months ended July 31, 2014 were down $120 million or 11% from the same period in 2013, as the prior year period included expenses in the structured credit run-off business related to the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc., shown as an item of note, and lower performance-based compensation, partially offset by higher spending on strategic initiatives.

Income taxes

Income taxes for the quarter were up $43 million from the same quarter last year, and up $49 million from the prior quarter, primarily due to higher income.

Income taxes for the nine months ended July 31, 2014 were up $103 million from the same period in 2013, primarily due to higher income.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results	For the three months ended			For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Net interest income (expense)	$(3)	$(10)	$(15)	$(26)	$(38)
Trading income (loss)	(3)	24	12	26	65
Designated at fair value (FVO) gains (losses), net	4	(17)	(3)	(15)	(9)
Other income (loss)	1	–	(1)	1	10
Total revenue	(1)	(3)	(7)	(14)	28
Non-interest expenses	1	1	1	3	157
Loss before taxes	(2)	(4)	(8)	(17)	(129)
Income taxes	–	(1)	(2)	(4)	(34)
Net loss	$(2)	$(3)	$(6)	$(13)	$(95)

Net loss for the quarter was $2 million (US$2 million), compared with $6 million (US$6 million) for the same quarter last year and $3 million (US$3 million) for the prior quarter. The net loss for the nine months ended July 31, 2014 was $13 million (US$12 million), down $82 million (US$81 million) from the same period in 2013.

Net loss for the quarter was mainly due to a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the mark-to-market (MTM) of the underlying positions and net interest expense. These were partially offset by gains on unhedged positions and a reduction in CVA relating to financial guarantors.

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at July 31, 2014		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$216	$154	$–	$–	$216	$154
CLO	1,669	1	1,623	1,627	1,535	19	2,880	32	78	2
Corporate debt	–	–	–	–	4,085	2	–	–	4,085	4
Other	592	402	28	26	407	33	18	2	12	1
Unmatched	–	–	–	–	–	–	–	–	459	–
	$2,261	$403	$1,651	$1,653	$6,243	$208	$2,898	$34	$4,850	$161
October 31, 2013	$3,269	$494	$2,497	$2,507	$7,543	$269	$4,718	$87	$5,145	$188
(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$15 million (October 31, 2013: US$10 million).

CIBC THIRD QUARTER 2014	15

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$62 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (65%) and European-based (33%) senior secured leveraged loans. As at July 31, 2014, approximately 68% of the total notional amount of the CLO tranches was rated equivalent to AAA, 29% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A or lower. As at July 31, 2014, approximately 19% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 4% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.1 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 29-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in the Investments and loans section within Other, as at July 31, 2014, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$265 million and a fair value of US$242 million, tracking notes classified as AFS with a notional value of US$5 million and a fair value of US$2 million, and loans with a notional value of US$56 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$126 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$104 million;
•	US$49 million notional value of CDO trading securities with collateral consisting of high-yield corporate debt portfolios with a fair value of US$48 million; and
•	US$29 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$28 million and carrying value of US$26 million.

Our significant positions in the Written credit derivatives, liquidity and credit facilities section within Other, as at July 31, 2014, include:

•	US$266 million notional value of written credit derivatives with a fair value of US$32 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$87 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$3 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at July 31, 2014	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$1,794	$–	$–	$18	$–	$1,812	$31	$(5)	$26
Unrated	1,086	–	–	–	–	1,086	12	(4)	8
	2,880	–	–	18	–	2,898	43	(9)	34
Other counterparties (1)
Investment grade	78	10	216	12	–	316	156	1	157
Unrated	–	4,075	–	–	459	4,534	4	–	4
	78	4,085	216	12	459	4,850	160	1	161
	$2,958	$4,085	$216	$30	$459	$7,748	$203	$(8)	$195
October 31, 2013	$4,642	$4,271	$241	$229	$480	$9,863	$312	$(37)	$275
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at July 31, 2014 was US$275 million relative to US$4 million of net exposure.

Lehman Brothers bankruptcy proceedings

During the quarter ended January 31, 2013, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

16	CIBC THIRD QUARTER 2014

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Revenue
International banking	$151	$146	$142	$451	$445
Other	(63)	(72)	(7)	(92)	(22)
Total revenue (2)	88	74	135	359	423
Provision for credit losses	12	135	65	154	90
Non-interest expenses	293	659	238	1,196	683
Loss before taxes	(217)	(720)	(168)	(991)	(350)
Income taxes (2)	(146)	(150)	(120)	(403)	(339)
Net loss	$(71)	$(570)	$(48)	$(588)	$(11)
Net income (loss) attributable to:
Non-controlling interests	$3	$(12)	$1	$(7)	$5
Equity shareholders	(74)	(558)	(49)	(581)	(16)
Full-time equivalent employees	17,261	16,245	16,191	17,261	16,191
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss for the quarter was $71 million, up $23 million from the same quarter last year, primarily due to higher non-interest expenses and lower revenue, partially offset by a lower provision for credit losses.

Net loss was down $499 million from the prior quarter, primarily due to lower non-interest expenses and provision for credit losses.

Net loss for the nine months ended July 31, 2014 was $588 million, up $577 million from the same period last year, primarily due to higher non-interest expenses, provision for credit losses and lower revenue.

Revenue

Revenue was down $47 million or 35% from the same quarter last year.

International banking revenue was up $9 million, due to higher revenue from CIBC FirstCaribbean, including the impact of favourable foreign exchange rates.

Other revenue was down $56 million, primarily due to lower treasury revenue.

Revenue was up $14 million or 19% from the prior quarter.

International banking revenue was up $5 million, primarily due to higher revenue from CIBC FirstCaribbean.

Other revenue was up $9 million, primarily due to a lower TEB adjustment, partially offset by lower treasury revenue.

Revenue for the nine months ended July 31, 2014 was down $64 million or 15% from the same period last year.

International banking revenue was up $6 million, due to favourable foreign exchange rates. The same period last year included a gain on the sale of our private wealth management (Asia) business, shown as an item of note.

Other revenue was down $70 million, primarily due to lower treasury revenue and a higher TEB adjustment, partially offset by the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note in the current year period.

Provision for credit losses

Provision for credit losses was down $53 million from the same quarter last year, as the same quarter last year included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in the current quarter.

Provision for credit losses was down $123 million from the prior quarter, as the prior quarter included loan losses relating to CIBC FirstCaribbean, shown as an item of note.

Provision for credit losses for the nine months ended July 31, 2014 was up $64 million from the same period last year, primarily due to the loan losses relating to CIBC FirstCaribbean noted above, partially offset by a decrease in the collective allowance.

Non-interest expenses

Non-interest expenses were up $55 million or 23% from the same quarter last year, mainly due to higher unallocated corporate support costs.

Non-interest expenses were down $366 million or 56% from the prior quarter, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note in the prior quarter, partially offset by higher unallocated corporate support costs.

Non-interest expenses for the nine months ended July 31, 2014 were up $513 million or 75% from the same period last year, primarily due to the charge noted above and higher unallocated corporate support costs.

Income taxes

Income tax benefit was up $26 million from the same quarter last year, primarily due to a higher loss, including a higher TEB adjustment.

Income tax benefit was comparable with the prior quarter. No tax recovery was booked in the prior quarter in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Income tax benefit for the nine months ended July 31, 2014 was up $64 million from the same period in 2013, primarily due to a higher TEB adjustment. No tax recovery was booked in the current year period in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

CIBC THIRD QUARTER 2014	17

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2014 Jul. 31	2013 Oct. 31
Assets
Cash and deposits with banks	$11,192	$6,379
Securities	69,461	71,984
Securities borrowed or purchased under resale agreements	28,343	28,728
Loans and acceptances, net of allowance	262,489	256,380
Derivative instruments	18,227	19,947
Other assets	15,710	14,588
	$405,422	$398,006
Liabilities and equity
Deposits	$322,314	$315,164
Obligations related to securities lent or sold short or under repurchase agreements	23,599	20,313
Derivative instruments	17,957	19,724
Other liabilities	18,853	20,583
Subordinated indebtedness	4,187	4,228
Equity	18,512	17,994
	$405,422	$398,006

Assets

As at July 31, 2014, total assets were up by $7.4 billion or 2% from October 31, 2013.

Cash and deposits with banks increased by $4.8 billion or 75%, mostly due to higher treasury deposit placements.

Securities decreased by $2.5 billion or 4%, primarily due to a decrease in AFS securities, partially offset by an increase in trading securities. AFS securities decreased primarily due to lower Canadian government securities and public corporate debt, partially offset by an increase in U.S. Treasury and agencies securities. Trading securities increased primarily due to an increase in corporate equities.

Securities borrowed or purchased under resale agreements decreased by $385 million or 1%, primarily due to treasury investment management activities.

Net loans and acceptances increased by $6.1 billion or 2%. Business and government loans and acceptances were up by $4.5 billion, largely due to an increase in our domestic lending portfolio. Residential mortgages were up by $4.0 billion, primarily due to growth in CIBC-branded mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were up $642 million, due to volume growth. These increases were partially offset by credit card loans, which were down $3.1 billion, primarily due to the Aeroplan transactions with Aimia and TD.

Derivative instruments decreased by $1.7 billion or 9%, largely driven by the decrease in interest rate derivatives valuation, partially offset by an increase in foreign exchange derivatives valuation.

Other assets increased by $1.1 billion or 8%, primarily due to an increase in collateral pledged for derivatives and assets acquired as a result of the acquisition of Atlantic Trust, partially offset by the goodwill impairment relating to CIBC FirstCaribbean.

Liabilities

As at July 31, 2014, total liabilities were up by $6.9 billion or 2% from October 31, 2013.

Deposits increased by $7.2 billion or 2%, primarily due to retail volume growth, partially offset by lower outstanding secured borrowings. Further details on the composition of deposits are provided in Note 8 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $3.3 billion or 16%, primarily due to client-driven activities.

Derivative instruments decreased by $1.8 billion or 9%, largely driven by a decrease in interest rate derivatives valuation, partially offset by an increase in foreign exchange derivatives valuation.

Other liabilities decreased by $1.7 billion or 8%, mainly due to lower acceptances.

Subordinated indebtedness decreased by $41 million or 1%, primarily due to redemptions during the year. See the “Significant capital management activity” section below.

Equity

As at July 31, 2014, equity increased by $518 million or 3% from October 31, 2013, primarily due to a net increase in retained earnings and issuance of preferred shares. These were partially offset by the redemption of our preferred shares and the repurchase and cancellation of common shares under the normal course issuer bid, as explained in the “Significant capital management activity” section below.

18	CIBC THIRD QUARTER 2014

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 29 to 36 of the 2013 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and TD. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Basel leverage ratio requirement

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

(i)	On-balance sheet assets;
(ii)	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
(iii)	Derivative exposures as specified under the rules; and
(iv)	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

On July 30, 2014, OSFI issued a draft “Leverage Requirements Guideline” outlining the implementation of the Basel III Leverage Ratio framework in Canada effective January 1, 2015. The Basel III Leverage Ratio will replace the current assets-to-capital multiple (ACM) test. Federally regulated deposit-taking institutions will be expected to have Basel III leverage ratios in excess of 3%. Public disclosure of the Leverage Ratio is effective from the first quarter of 2015. The reporting requirements are outlined in the draft “Public Capital Disclosure Requirements related to Basel III Leverage Ratio” issued by OSFI on June 27, 2014. CIBC expects to be in compliance with the new requirements.

Continuous enhancement to risk-based capital requirements

Last year the BCBS published a number of proposals for changes to the existing risk-based capital requirements (see page 30 of the 2013 Annual Report), and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities. In addition to the leverage ratio document discussed above, since the start of the fiscal year, the BCBS has published an updated proposal: “Revisions to the securitisation framework – consultative document”, and finalized three standards for implementation in 2017 as discussed below.

CIBC THIRD QUARTER 2014	19

“Capital requirements for banks’ equity investments in funds – final standard” was published in December 2013. The final revised framework applies to banks’ investments in the equity of funds that are held in the banking book. The implementation date is January 1, 2017. Banks should look through to the underlying assets of the fund in order to more properly reflect the risk of those investments.

In addition to the above, the BCBS has also recently finalized two other standards which will be implemented on January 1, 2017. “The standardized approach for measuring counterparty credit risk exposures” provides a non-modelled approach to the treatment of derivatives-related transactions, which will replace both the existing Current Exposure and Standardized Methods.

“Capital requirements for bank exposures to central counterparties” sets out the rules for calculating regulatory capital for bank exposures to central counterparties, and will replace interim requirements published in July 2012.

Proposed revisions to Pillar 3 disclosure requirements

On June 24, 2014, the BCBS issued a consultative document titled “Review of the Pillar 3 disclosure requirements”. The document sets out the first-phase review findings, of a two-phase project, by the BCBS and outlines proposed revisions to the existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, equity and securitization risks.

These disclosure requirements are proposed to be implemented in 2016. CIBC will continue to monitor and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as well-capitalized. Prior to conversion of the bail-in debt, all capital instruments that meet the Basel III requirements for absorption of loss at the point of non-viability must have been converted into common equity.

Regulatory capital

Our capital ratios and ACM are presented in the table below:

$ millions, as at	2014 Jul. 31	2014 Apr. 30	2013 Oct. 31
Transitional basis
CET1 capital	$16,983	$16,532	$16,698
Tier 1 capital	18,491	18,076	17,830
Total capital	22,081	21,581	21,601
RWA	155,644	152,044	151,338
CET1 ratio	10.9%	10.9%	11.0%
Tier 1 capital ratio	11.9%	11.9%	11.8%
Total capital ratio	14.2%	14.2%	14.3%
ACM	18.2	x	18.1	x	18.0	x
All-in basis (1)
CET1 capital	$14,153	$13,641	$12,793
Tier 1 capital	17,093	16,488	15,888
Total capital	20,784	20,206	19,961
CET1 capital RWA	139,920	135,883	136,747
Tier 1 capital RWA	140,174	135,883	136,747
Total capital RWA	140,556	135,883	136,747
CET1 ratio	10.1%	10.0%	9.4%
Tier 1 capital ratio	12.2%	12.1%	11.6%
Total capital ratio	14.8%	14.9%	14.6%
(1)	Commencing the third quarter of 2014, there are different levels of RWAs for the calculation of the CET1, Tier 1 and total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

CET1 ratio (All-in basis)

CET1 ratio increased 0.1% from April 30, 2014. During the quarter, CET1 capital after regulatory adjustments increased, largely due to internal capital generation (net income less dividends and shares repurchased for cancellation), while regulatory deductions declined. CET1 capital RWAs increased by $4.0 billion from April 30, 2014, primarily due to capital model parameter updates for our wholesale lending portfolios and business and other asset growth.

CET1 ratio increased 0.7% from October 31, 2013. CET1 capital increased due to internal capital generation. While the earnings were impacted by the write-down of CIBC FirstCaribbean goodwill, its impact on capital was neutral. CET1 capital RWAs increased $3.2 billion due to commencement of the phase-in of the CVA capital charge in the first quarter of 2014, capital model parameter updates, business growth and foreign exchange. These factors were partially offset by the sale of the Aeroplan portfolio, portfolio quality improvements, refinements to the treatment of our OTC derivatives and reductions in our AFS portfolios.

ACM

The ACM increased 0.1 times from April 30, 2014. Capital for ACM purposes increased during the quarter due to the positive impact of internal capital generation and the net impact of the issuance of qualifying preferred shares and the redemption of non-qualifying preferred shares. The impact of higher capital was offset by the impact of an increase in assets for ACM purposes.

The ACM increased 0.2 times from October 31, 2013. Total capital for ACM purposes increased mainly due to internal capital generation and the issuance of preferred shares, partially offset by the redemption of preferred shares and an additional 10% phase-out of non-qualifying Tier 1 and Tier 2 capital in 2014. Assets for ACM purposes also increased during the period.

20	CIBC THIRD QUARTER 2014

Significant capital management activity

Subordinated debt

On July 25, 2014, we purchased and cancelled $11 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084, and $9 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085.

Normal course issuer bid

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014.

We intend to seek Toronto Stock Exchange approval for a new normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

During the quarter ended July 31, 2014, we purchased and cancelled an additional 759,500 common shares under this bid at an average price of $97.58 for a total amount of $74 million. For the nine months ended July 31, 2014, we purchased and cancelled 3,089,200 common shares under this bid at an average price of $92.66 for a total amount of $286 million. Since the inception of this bid, we have purchased and cancelled 4,013,100 common shares at an average price of $90.52 for a total amount of $363 million.

Dividends

Our quarterly common share dividend was increased from $0.98 per share to $1.00 per share from the quarter ended July 31, 2014 and from $0.96 per share to $0.98 per share from the quarter ended April 30, 2014.

Preferred shares

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 40 (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

The shares include an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into common shares if OSFI determines that the bank is or is about to become non-viable or if the bank accepts a capital injection or equivalent support from the government to avoid non-viability. In such an event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Absent any outstanding declared but unpaid dividends, the maximum number of shares issuable on conversion of the Series 39 and Series 40 shares would be 80 million common shares.

Our existing Class A Preferred Shares Series 26, 27, and 29 are also subject to an NVCC provision through a separate undertaking to OSFI. Similar to the Series 39 and Series 40 shares, each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. For these shares, absent any outstanding declared but unpaid dividends, the maximum number of common shares issuable on conversion would be 440,404,275 shares.

On July 31, 2014, we redeemed all of our 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 33 with a par value and redemption price of $25.00 per share for cash, and we redeemed all of our 8 million Non-cumulative Rate Reset Class A Preferred Shares Series 37 with a par value and redemption price of $25.00 per share for cash.

On April 30, 2014, we redeemed all of our 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 35 with a par value and redemption price of $25.00 per share for cash.

CIBC THIRD QUARTER 2014	21

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We utilize a single-seller conduit and several CIBC-sponsored multi-seller conduits to fund assets for clients (collectively, the conduits) in Canada.

As at July 31, 2014, the underlying collateral for various asset types in our non-consolidated sponsored multi-seller conduits amounted to $2.8 billion (October 31, 2013: $2.1 billion). The estimated weighted-average life of these assets was 1.1 years (October 31, 2013: 1.1 years). Our holding of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors was $15 million (October 31, 2013: $9 million). Our committed backstop liquidity facilities to these conduits were $4.0 billion (October 31, 2013: $3.2 billion). We also provided credit facilities of $30 million (October 31, 2013: $30 million) to these conduits as at July 31, 2014.

We participated in a syndicated facility for a 3-year commitment of $575 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $105 million (October 31, 2013: $110 million). As at July 31, 2014, we funded $80 million (October 31, 2013: $81 million) through the issuance of bankers’ acceptances.

$ millions, as at				2014 Jul. 31				2013 Oct. 31
	Investment and loans (1)	Undrawn liquidity and credit facilities		Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities		Written credit derivatives (2)
Single-seller and multi-seller conduits	$95	$ 2,798	(3)	$–	$90	$2,151	(3)	$–
CIBC-structured CDO vehicles	61	45		123	135	43		134
Third-party structured vehicles
Structured credit run-off	2,643	95		1,922	3,456	236		2,966
Continuing	1,394	690		–	756	534		–
Pass-through investment structures	2,440	–		–	3,090	–		–
Commercial mortgage securitization trust	9	–		–	5	–		–
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $2.1 billion (October 31, 2013: $3.0 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $248 million (October 31, 2013: $368 million). Notional of $1.8 billion (October 31, 2013: $2.7 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $185 million (October 31, 2013: $213 million). An additional notional of $51 million (October 31, 2013: $161 million) was hedged through a limited recourse note. Accumulated fair value losses were $7 million (October 31, 2013: $15 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.3 billion (October 31, 2013: $1.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

Additional details of our structured entities are provided in Note 7 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 36 and 37 of the 2013 Annual Report.

22	CIBC THIRD QUARTER 2014

Management of risk

Our approach to management of risk, and our governance structure, have not changed significantly from that described on pages 38 to 72 of the 2013 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

Most of CIBC’s business activities involve, to a varying degree, a variety of risks, and effective management of risks is fundamental to CIBC’s success. Our objective is to balance the level of risk with our business objectives for growth and profitability in order to achieve consistent and sustainable performance while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework. Our risk management framework includes:

•	The Board-approved risk appetite statement;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(1)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(2)	As the second line of defence, CIBC’s risk management, compliance and other control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(3)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Additional information on our risk governance, risk management process and risk culture are provided on pages 39 to 43 of the 2013 Annual Report.

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of businesses.

There were changes made during the year to the Risk Management structure. The current structure is illustrated below.

CIBC THIRD QUARTER 2014	23

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to business lines.

The ten key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•	Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.
•	Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk across CIBC’s portfolios.
•	Balance Sheet, Liquidity and Pension Risk Management – This unit has primary global accountability for providing an effective challenge and sound risk oversight to the treasury/liquidity management function within CIBC.
•	Global Credit Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.
•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•	Retail Lending Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality.
•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality.
•	Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.
•	Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk systems and models, as well as economic capital methodologies.
•	Special Initiatives – This unit is responsible for assisting in the design, delivery and implementation of new initiatives aligned with Risk Management’s strategic plan, while enhancing internal client partnerships and efficiency.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform an in-depth analysis, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis.

This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Canadian consumer debt and the housing market

Canadians have been increasing debt levels over the past half decade at a pace that has exceeded growth in their income. Most of the increase in household debt levels is driven by higher levels of mortgage debt, which is tied to the Canadian housing market. Concerns have been raised by both the International Monetary Fund and the Bank of Canada regarding growth of the debt burden of Canadian households. Due to the recession and the global financial crisis experienced in 2008, interest rates have declined to a very low level. Based on historical observations, the level of interest rates is not sustainable in the long run and rates are expected to rise sometime in the future. When interest rates start to rise, the ability of Canadians to repay their loans may be adversely affected, which may trigger a correction in the housing market, which in turn could result in credit losses to banks. Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately 2 percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt will continue to be an ongoing concern. For additional details on our credit risk mitigation strategies and the latest status of our real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

U.S. fiscal deficit risk

There is tacit agreement in U.S. Congress that another costly government shutdown must be avoided, especially during an election year. Moreover, Moody’s revised the U.S. credit rating outlook to Aaa-stable from Aaa-negative based on the latest status of the U.S. economy. However, given the high debt levels, an unexpected shock to the U.S. economy could lead to a Canadian economic slowdown or recession, which affects credit demand in Canada and typically increases credit losses.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Other risks” section on pages 70 to 72 of the 2013 Annual Report.

Geo-political risk

The level of geo-political risk escalates at certain points in time, with the focus changing from one region to another and within a region from country to country. While the specific impact on the global economy would depend on the nature of the event (e.g., a Middle Eastern conflict could lead to disruption in global oil supplies resulting in high prices), in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly affected, the indirect impact of reduced economic growth has serious negative implications for general economic and banking activities.

24	CIBC THIRD QUARTER 2014

China economic policy risk

Even though fears of a hard landing have receded substantially, the issues of easy credit and deteriorating credit quality have not been addressed, causing stress in the banking sector as well as in the shadow banking system. Economic growth is expected to be modest by historical standards, with a medium-term growth rate trend at 7.5%, notably lower than the double-digit growth of the recent past. We have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect our clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

European sovereign debt crisis

While the European Central Bank’s new outright monetary transactions programme has eased pressure on peripheral bond yields and has led to a normalization of financial conditions, thus ensuring the safety of the euro, risks to the global financial markets from Europe’s sovereign debt crisis have not completely dissipated. Unfavourable economic or political events could bring the debt crisis into sharper focus again, denting financial market confidence and keeping any recovery in Eurozone growth in low gear or even returning to recession. We have no peripheral sovereign exposure and very little peripheral non-sovereign direct exposure. For additional details on our European exposure, see the “Exposure to certain countries and regions” section in Credit risk.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at July 31, 2014:

(1)	Includes counterparty credit risk of $5,141 million.
(2)	Includes counterparty credit risk of $472 million.
(3)	Includes investment risk.

CIBC THIRD QUARTER 2014	25

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Exposure to credit risk

$ millions, as at	2014 Jul. 31	2013 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$87,566	$84,016
Undrawn commitments	38,799	35,720
Repo-style transactions	62,802	57,975
Other off-balance sheet	67,438	51,885
OTC derivatives	12,320	13,255
Gross exposure at default (EAD) on business and government portfolios	268,925	242,851
Less: repo collateral	55,884	51,613
Net EAD on business and government portfolios	213,041	191,238
Retail portfolios-AIRB approach
Drawn	197,350	195,796
Undrawn commitments	64,658	65,424
Other off-balance sheet	299	417
Gross EAD on retail portfolios	262,307	261,637
Standardized portfolios	11,843	10,798
Securitization exposures	15,084	16,799
Gross EAD	$558,159	$532,085
Net EAD	$502,275	$480,472

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. These solutions are intended to increase the ability of borrowers to service their obligation by providing often more favourable conditions than those originally provided.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and nine months ended July 31, 2014, $27 million and $95 million, respectively ($8 million and $27 million for the quarter and nine months ended July 31, 2013, respectively) of loans have undergone TDR.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our Canadian and international residential mortgage and HELOC portfolios. Our international portfolio comprises CIBC FirstCaribbean.

$ billions, as at July 31, 2014	Residential mortgages				HELOC (1)		Total
	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$47.9	69%	$21.7	31%	$9.5	100%	$47.9	61%	$31.2	39%
British Columbia	18.9	63	11.0	37	3.9	100	18.9	56	14.9	44
Alberta	17.3	75	5.9	25	2.7	100	17.3	67	8.6	33
Quebec	7.8	71	3.1	29	1.4	100	7.8	63	4.5	37
Other	11.9	77	3.6	23	1.8	100	11.9	69	5.4	31
Canadian portfolio (2)(3)	103.8	70	45.3	30	19.3	100	103.8	62	64.6	38
International portfolio (2)	–	–	2.0	100	–	–	–	–	2.0	100
Total portfolio	$103.8	69%	$47.3	31%	$19.3	100%	$103.8	61%	$66.6	39%
October 31, 2013 (4)	$102.6	71%	$42.9	29%	$19.3	100%	$102.6	62%	$62.2	38%
(1)	We did not have any insured HELOCs as at July 31, 2014 and October 31, 2013.
(2)	Geographical allocation is based on the address of the property managed.
(3)	90% (October 31, 2013: 94%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.
(4)	Excludes international portfolio.

26	CIBC THIRD QUARTER 2014

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter and period to-date are provided in the following table. The average LTV ratio(1) of our uninsured international residential mortgages originated during the quarter was 78%. We did not originate HELOCs for our international portfolio during the quarter ended July 31, 2014. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the nine months ended
	2014 Jul. 31		2014 Apr. 30		2013 Jul. 31		2014 Jul. 31		2013 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	71%	71%	71%	70%	71%	70%	71%	70%	71%	70%
British Columbia	67	66	67	66	67	66	67	66	67	66
Alberta	74	72	73	72	72	71	73	72	72	70
Quebec	74	72	73	72	73	72	73	72	72	71
Other	74	73	74	73	74	73	74	73	74	72
Total Canadian portfolio (2)	71%	70%	71%	70%	71%	70%	71%	70%	71%	69%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2014 (1)	59%	59%
October 31, 2013 (1)	59%	60%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2013 and July 31, 2014 are based on Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2013 and June 30, 2014, respectively. Teranet is an independent estimate of the rate of change of Canadian home prices. The sale prices are based on the property records of public land registries. The monthly indices cover eleven Canadian metropolitan areas which are combined to form a national composite index.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio July 31, 2014	– %	1%	3%	10%	21%	46%	19%	– %
October 31, 2013	1%	1%	3%	12%	19%	39%	25%	– %
International portfolio July 31, 2014	7%	16%	25%	26%	16%	8%	2%	– %

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio July 31, 2014	3%	6%	10%	14%	27%	31%	9%	– %
October 31, 2013	3%	6%	11%	15%	24%	28%	12%	1%
International portfolio July 31, 2014	7%	16%	24%	25%	16%	9%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2014, our Canadian condominium mortgages were $16.9 billion (October 31, 2013: $16.6 billion) of which 72% (October 31, 2013: 74%) were insured. Our drawn developer loans were $1,012 million (October 31, 2013: $920 million) or 2% of our business and government portfolio and our related undrawn exposure was $1.8 billion (October 31, 2013: $2.1 billion). The condominium developer exposure is diversified across 80 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables that are more severe than in the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

CIBC THIRD QUARTER 2014	27

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2013 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative MTM receivables (after derivative master netting agreements, but before any collateral):

$ billions, as at	2014 Jul. 31		2013 Oct. 31
	Exposure (1)
Investment grade	$4.50	84.2%	$4.59	85.0%
Non-investment grade	0.77	14.4	0.78	14.5
Watchlist	0.06	1.1	0.03	0.5
Unrated	0.01	0.3	–	–
	$5.34	100.0%	$5.40	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses.

	As at or for the three months ended									As at or for the nine months ended
$ millions	2014 Jul. 31			2014 Apr. 30			2013 Jul. 31			2014 Jul. 31			2013 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$790	$731	$1,521	$841	$746	$1,587	$931	$761	$1,692	$843	$704	$1,547	$1,128	$739	$1,867
Classified as impaired during the period	53	308	361	46	291	337	114	374	488	164	951	1,115	291	1,119	1,410
Transferred to not impaired during the period	(2)	(33)	(35)	(2)	(31)	(33)	–	(30)	(30)	(7)	(84)	(91)	(4)	(61)	(65)
Net repayments	(23)	(60)	(83)	(50)	(54)	(104)	(68)	(119)	(187)	(158)	(174)	(332)	(256)	(298)	(554)
Amounts written-off	(38)	(210)	(248)	(34)	(214)	(248)	(38)	(324)	(362)	(94)	(679)	(773)	(226)	(840)	(1,066)
Recoveries of loans and advances previously written-off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	(18)	–	(18)	–	–	–	–	–	–	(18)	–	(18)	–	–	–
Foreign exchange and other	(4)	(2)	(6)	(11)	(7)	(18)	16	6	22	28	16	44	22	9	31
Balance at end of period	$758	$734	$1,492	$790	$731	$1,521	$955	$668	$1,623	$758	$734	$1,492	$955	$668	$1,623
Allowance for impairment (1)
Balance at beginning of period	$368	$305	$673	$348	$227	$575	$403	$247	$650	$323	$224	$547	$492	$229	$721
Amounts written-off	(38)	(210)	(248)	(34)	(214)	(248)	(38)	(324)	(362)	(94)	(679)	(773)	(226)	(840)	(1,066)
Recoveries of amounts written-off in previous periods	2	44	46	3	47	50	2	47	49	10	136	146	8	131	139
Charge to income statement	37	177	214	59	263	322	39	248	287	132	647	779	142	701	843
Interest accrued on impaired loans	(3)	(4)	(7)	(2)	(6)	(8)	(5)	(5)	(10)	(11)	(13)	(24)	(16)	(12)	(28)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(5)	–	(5)	(6)	(12)	(18)	4	4	8	1	(3)	(2)	5	8	13
Balance at end of period	$361	$312	$673	$368	$305	$673	$405	$217	$622	$361	$312	$673	$405	$217	$622
Net impaired loans
Balance at beginning of period	$422	$426	$848	$493	$519	$1,012	$528	$514	$1,042	$520	$480	$1,000	$636	$510	$1,146
Net change in gross impaired	(32)	3	(29)	(51)	(15)	(66)	24	(93)	(69)	(85)	30	(55)	(173)	(71)	(244)
Net change in allowance	7	(7)	–	(20)	(78)	(98)	(2)	30	28	(38)	(88)	(126)	87	12	99
Balance at end of period	$397	$422	$819	$422	$426	$848	$550	$451	$1,001	$397	$422	$819	$550	$451	$1,001
Net impaired loans as a percentage of net loans and acceptances			0.31%			0.33%			0.39%			0.31%			0.39%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at July 31, 2014, gross impaired loans were $1,492 million, down $131 million from the same quarter last year, primarily due to decreases in the real estate and construction, the publishing, printing and broadcasting, and the transportation sectors in the business and government loans, partially offset by an increase in residential mortgages relating to CIBC FirstCaribbean.

The gross impaired loans were down $29 million from the prior quarter, primarily due to decreases in the transportation and the real estate and construction sectors, partially offset by an increase in the utilities sector in the business and government loans. Consumer gross impaired loans were comparable with the prior quarter.

After experiencing an increase during the 2009 recession, gross impaired loans stabilized in 2011 and showed some improvements since 2012. Almost half of the consumer gross impaired loans at the end of this quarter were from Canada, in which insured mortgages accounted for the majority, and where losses are expected to be minimal. The remaining consumer gross impaired loans were in CIBC FirstCaribbean. Gross impaired loans in business and government loans were down from both the prior quarter and the same quarter last year due to improvements in the credit quality of the overall business and government portfolio, as well as write-offs of U.S. real estate finance accounts originated before 2009 and write-offs of impaired accounts across other various sectors.

Allowance for Impairment

The allowance for impairment was $673 million, up $51 million or 8% from the same quarter last year.

The individually assessed allowance for business and government loans decreased by $48 million or 12%, mainly due to decreases in the publishing, printing and broadcasting, and the real estate and construction sectors, partially offset by an increase in the non-residential mortgages portfolio relating to CIBC FirstCaribbean. The decrease in the publishing, printing and broadcasting sector was attributable to the write-off of an account in the fourth quarter of 2013. The decrease in the real estate and construction sector was primarily in the U.S. The individually assessed allowance for consumer loans was comparable with the same quarter last year.

28	CIBC THIRD QUARTER 2014

The collectively assessed allowance for consumer loans was up $95 million or 46%, due to an increase in the residential mortgage portfolio relating to CIBC FirstCaribbean, reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region. The collectively assessed allowance for business and government loans was comparable with the same quarter last year.

The allowance for impairment was comparable with the prior quarter.

The individually assessed allowance for business and government loans decreased by $9 million or 3% from the prior quarter, largely due to the sale of an account in the transportation sector in the exited U.S. leveraged finance portfolio, partially offset by small increases across various other sectors. The individually assessed allowance for consumer loans was comparable with the prior quarter.

The collectively assessed allowance for consumer loans was up $7 million or 2%, mainly due to an increase in the personal lending portfolio relating to CIBC FirstCaribbean. The collectively assessed allowance for business and government loans was comparable with the prior quarter.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our special purpose entities (SPEs) to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 93% (2013: 96%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at July 31, 2014	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$–	$–	$–	$–		$–	$–
Belgium	6	–	25	31	–		15	15
Finland	195	1	2	198	62		–	62
France	77	–	3	80	220		7	227
Germany	76	6	173	255	13		21	34
Greece	–	–	–	–	–		–	–
Ireland	1	–	5	6	–		7	7
Italy	–	–	–	–	–		–	–
Luxembourg	20	–	187	207	8		–	8
Malta	–	–	–	–	–		–	–
Netherlands	11	145	55	211	166		1	167
Portugal	–	–	–	–	–		–	–
Spain	–	–	1	1	–		–	–
Total Eurozone	$386	$152	$451	$989	$469		$51	$520
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	–	1	1	–		9	9
Norway	–	85	132	217	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	178	98	347	623	7		–	7
Switzerland	221	–	162	383	26		–	26
Turkey	–	–	161	161	–		5	5
United Kingdom	576	368	460	1,404	2,213	(1)	384	2,597
Total non-Eurozone	$975	$551	$1,263	$2,789	$2,246		$398	$2,644
Total Europe	$1,361	$703	$1,714	$3,778	$2,715		$449	$3,164
October 31, 2013	$1,610	$815	$1,548	$3,973	$1,910		$220	$2,130
(1)	Includes $191 million of exposure (notional value of $219 million and fair value of $28 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

CIBC THIRD QUARTER 2014	29

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2014	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$26	$26	$26	$–	$–
Belgium	–	1	33	34	33	1	47
Finland	3	–	3	6	–	6	266
France	4	242	786	1,032	1,024	8	315
Germany	1	–	1,966	1,967	1,804	163	452
Greece	–	–	–	–	–	–	–
Ireland	–	–	322	322	316	6	19
Italy	–	–	8	8	–	8	8
Luxembourg	–	–	25	25	–	25	240
Malta	–	2	–	2	–	2	2
Netherlands	8	–	117	125	99	26	404
Portugal	–	–	–	–	–	–	–
Spain	–	–	12	12	12	–	1
Total Eurozone	$16	$245	$3,298	$3,559	$3,314	$245	$1,754
Czech Republic	$–	$–	$–	$–	$–	$–	$–
Denmark	–	–	–	–	–	–	10
Norway	–	–	–	–	–	–	217
Russia	–	–	–	–	–	–	–
Sweden	1	–	41	42	41	1	631
Switzerland	–	–	806	806	768	38	447
Turkey	–	–	–	–	–	–	166
United Kingdom	243	8	3,182	3,433	3,160	273	4,274
Total non-Eurozone	$244	$8	$4,029	$4,281	$3,969	$312	$5,745
Total Europe	$260	$253	$7,327	$7,840	$7,283	$557	$7,499
October 31, 2013	$177	$317	$5,336	$5,830	$5,346	$484	$6,587
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.3 billion (October 31, 2013: $1.4 billion), collateral on repo-style transactions was $6.0 billion (October 31, 2013: $4.0 billion), and both are comprised of cash and investment-grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Turkey, or Russia.

$ millions, as at July 31, 2014	Total indirect exposure
Austria	$–
Belgium	22
Finland	16
France	253
Germany	160
Greece	11
Ireland	27
Italy	47
Luxembourg	79
Malta	–
Netherlands	197
Portugal	–
Spain	104
Total Eurozone	$916
Denmark	$11
Norway	3
Sweden	24
Switzerland	1
United Kingdom	254
Total non-Eurozone	$293
Total exposure	$1,209
October 31, 2013	$1,888

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $461 million (October 31, 2013: $211 million).

30	CIBC THIRD QUARTER 2014

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 57 to 58 of the 2013 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2014	Drawn	Undrawn
Construction program	$110	$40
Interim program	6,158	369
Permanent program	282	–
Exposure, net of allowance	$6,550	$409
Of the above:
Net impaired	$95	$–
On credit watch list	132	–
Exposure, net of allowance, as at October 31, 2013	$5,938	$467

As at July 31, 2014, the allowance for credit losses for this portfolio was $37 million (October 31, 2013: $55 million). During the quarter and nine months ended July 31, 2014, the provision for credit losses was $2 million and $4 million, respectively ($1 million and $14 million provision for credit losses for the quarter and nine months ended July 31, 2013, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at July 31, 2014, we have no CMBS inventory (October 31, 2013: notional of $9 million and fair value of less than $1 million).

Leveraged finance

The exposures in our leveraged finance activities in Europe and U.S. are discussed below.

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at July 31, 2014	Drawn	Undrawn
Manufacturing – capital goods	$197	$7
Publishing, printing and broadcasting	5	–
Utilities	10	–
Transportation	4	4
Exposure, net of allowance	$216	$11
Of the above:
Net impaired	$5	$–
On credit watch list	174	7
Exposure, net of allowance, as at October 31, 2013 (1)	$359	$28
(1)	Excludes $21 million of carrying value relating to equity received pursuant to a reorganization. We sold this equity investment during the quarter ended January 31, 2014.

As at July 31, 2014, the allowance for credit losses for this portfolio was $36 million (October 31, 2013: $35 million). During the quarter and nine months ended, July 31, 2014, the net reversal of credit losses was nil and $1 million, respectively (provision for credit losses was $14 million and $35 million for the quarter and nine months ended July 31, 2013, respectively).

U.S. leveraged finance

Our drawn exposure, net of allowance, as at July 31, 2014 was $7 million (October 31, 2013: $44 million) and our undrawn exposure was nil (October 31, 2013: $4 million). Our outstanding exposure has declined over the year primarily due to loan sales in the current quarter as well as write-downs in the prior quarter. The remaining outstanding exposure is related to the publishing, printing and broadcasting sector and is on our credit watch list.

As at July 31, 2014, the allowance for credit losses for this portfolio was less than $1 million (October 31, 2013: $2 million). During the quarter ended July 31, 2014, net reversal of credit losses was $4 million and during the nine months ended July 31, 2014, the provision for credit losses was $19 million (net reversal of $1 million and $7 million for the quarter and nine months ended July 31, 2013, respectively).

CIBC THIRD QUARTER 2014	31

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2014 Jul. 31					2013 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$2,975	$–		$1,545	$1,430	$2,211	$–		$1,165	$1,046	Foreign exchange
Interest-bearing deposits with banks	8,217	39		8,178	–	4,168	111		4,057	–	Interest rate
Securities	69,461	47,107	(1)	22,354	–	71,984	43,160	(1)	28,824	–	Equity, interest rate
Cash collateral on securities borrowed	3,238	–		3,238	–	3,417	–		3,417	–	Interest rate
Securities purchased under resale agreements	25,105	–		25,105	–	25,311	–		25,311	–	Interest rate
Loans
Residential mortgages	155,013	–		155,013	–	150,938	–		150,938	–	Interest rate
Personal	35,096	–		35,096	–	34,441	–		34,441	–	Interest rate
Credit card	11,577	–		11,577	–	14,772	–		14,772	–	Interest rate
Business and government	54,232	4,680	(2)	49,552	–	48,207	2,148	(2)	46,059	–	Interest rate
Allowance for credit losses	(1,703)	–		(1,703)	–	(1,698)	–		(1,698)	–	Interest rate
Derivative instruments	18,227	15,659	(3)	2,568	–	19,947	17,626	(3)	2,321	–	Interest rate, foreign exchange
Customers’ liability under acceptances	8,274	–		8,274	–	9,720	–		9,720	–	Interest rate
Other assets	15,710	1,648		7,116	6,946	14,588	1,226		6,537	6,825	Interest rate, equity, foreign exchange
	$405,422	$69,133		$327,913	$8,376	$398,006	$64,271		$325,864	$7,871
Deposits	$322,314	$498 (4)		$287,169	$34,647	$315,164	$388	(4)	$281,027	$33,749	Interest rate
Obligations related to securities sold short	12,803	12,372		431	–	13,327	13,144		183	–	Interest rate
Cash collateral on securities lent	1,359	–		1,359	–	2,099	–		2,099	–	Interest rate
Obligations related to securities sold under repurchase agreements	9,437	–		9,437	–	4,887	–		4,887	–	Interest rate Interest rate
Derivative instruments	17,957	16,267	(3)	1,690	–	19,724	18,220	(3)	1,504	–	Interest rate, foreign exchange
Acceptances	8,274	–		8,274	–	9,721	–		9,721	–	Interest rate
Other liabilities	10,579	902		4,114	5,563	10,862	872		4,143	5,847	Interest rate
Subordinated indebtedness	4,187	–		4,187	–	4,228	–		4,228	–	Interest rate
	$386,910	$30,039		$316,661	$40,210	$380,012	$32,624		$307,792	$39,596
(1)	Excludes structured credit run-off business of $786 million (October 31, 2013: $837 million). These are considered non-trading for market risk purposes.
(2)	Excludes $282 million (October 31, 2013: $63 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

During the quarter ended April 30, 2014, we implemented a full revaluation method to compute value at risk (VaR), stressed VaR and the Incremental Risk Charge (IRC) using the historical simulation approach, replacing the parametric approach. In aggregate, this model change resulted in a slight increase in the risk measures. At an individual component level, VaR remained at the same level, stressed VaR decreased slightly and IRC increased.

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Average total VaR for the three months ended July 31, 2014 was down 9% from the prior quarter, primarily due to decreases in our interest rate, credit spread, equity and commodity risks.

Average total stressed VaR for the three months ended July 31, 2014 was down 14% from the prior quarter. During the current stressed VaR period from September 8, 2008 to September 4, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended July 31, 2014 was up 1% from the prior quarter, mainly due to an increase in the investment grade trading inventory.

32	CIBC THIRD QUARTER 2014

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2014 Jul. 31 (1)		2014 Apr. 30 (1)		2013 Jul. 31	2014 Jul. 31 (1)	2013 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$3.4	$1.2	$1.2	$2.0	$3.8	$2.7	$1.7	$2.2	$2.0	$3.0
Credit spread risk	1.9	1.3	1.4	1.6	1.7	1.9	1.2	1.2	1.5	1.5
Equity risk	2.4	1.3	2.4	1.7	1.6	1.8	1.9	2.2	2.0	2.1
Foreign exchange risk	1.7	0.4	0.8	0.9	0.8	0.9	0.8	0.6	0.8	0.7
Commodity risk	1.4	0.6	0.9	1.0	1.1	1.3	1.0	1.5	1.1	1.2
Debt specific risk	3.0	1.9	2.4	2.4	2.3	2.4	1.7	2.0	2.4	2.3
Diversification effect (2)	n/m	n/m	(6.0)	(6.5)	(7.3)	(7.6)	(4.6)	(5.4)	(6.2)	(6.0)
Total VaR (one-day measure)	$4.2	$2.2	$3.1	$3.1	$4.0	$3.4	$3.7	$4.3	$3.6	$4.8
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2014 Jul. 31 (1)		2014 Apr. 30 (1)		2013 Jul. 31	2014 Jul. 31 (1)	2013 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$9.2	$3.5	$5.2	$6.1	$7.3	$6.7	$4.8	$7.4	$6.6	$8.6
Credit spread risk	12.2	6.4	12.2	8.2	6.8	7.6	4.4	5.1	7.5	5.0
Equity risk	7.2	1.3	2.0	2.2	1.3	1.9	4.3	3.0	3.0	2.9
Foreign exchange risk	9.1	0.2	3.5	3.0	1.0	2.6	0.8	0.9	2.2	1.2
Commodity risk	13.6	3.2	10.8	6.2	14.1	6.6	0.4	1.6	5.3	1.3
Debt specific risk	4.9	3.2	4.4	4.1	3.2	3.2	0.9	1.1	3.2	1.3
Diversification effect (2)	n/m	n/m	(23.9)	(19.1)	(22.6)	(16.2)	(11.0)	(10.3)	(16.8)	(10.3)
Total stressed VaR (one-day measure)	$21.5	$6.1	$14.2	$10.7	$11.1	$12.4	$4.6	$8.8	$11.0	$10.0
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

	As at or for the three months ended								As at or for the nine months ended
$ millions				2014 Jul. 31 (1)		2014 Apr. 30 (1)		2013 Jul. 31	2014 Jul. 31 (1)	2013 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$98.7	$66.6	$81.1	$81.6	$68.0	$77.6	$58.0	$60.1	$81.9	$53.1
Migration risk	55.6	27.8	46.5	39.7	43.1	42.7	48.1	32.6	42.1	37.3
Incremental risk charge (one-year measure)	$145.7	$94.7	$127.6	$121.3	$111.1	$120.3	$106.1	$92.7	$124.0	$90.4
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.

CIBC THIRD QUARTER 2014	33

Trading revenue

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the previous day close of business VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. During the quarter, the largest gain of $16.1 million occurred on July 22, 2014. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $3.4 million during the quarter and the average daily TEB was $1.6 million.

Trading revenue (TEB)(1) versus VaR

(1)	Certain fair value adjustments such as OIS are recorded only at month end but are allocated throughout the month for the table above.

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e., the analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	2014 Jul. 31			2014 Apr. 30			2013 Jul. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$176	$(12)	$(5)	$153	$(9)	$5	$152	$(4)	$5
Increase (decrease) in present value of shareholders’ equity	23	(114)	(46)	22	(116)	(39)	47	(182)	(42)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(229)	15	6	(206)	11	(4)	(228)	7	(4)
Increase (decrease) in present value of shareholders’ equity	(60)	96	47	(29)	94	41	(188)	162	43
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$334	$(23)	$(10)	$294	$(17)	$10	$284	$(9)	$11
Increase (decrease) in present value of shareholders’ equity	40	(228)	(92)	31	(231)	(79)	48	(363)	(85)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(453)	25	11	(424)	12	(7)	(452)	12	(9)
Increase (decrease) in present value of shareholders’ equity	(152)	145	80	(167)	128	64	(572)	261	70

34	CIBC THIRD QUARTER 2014

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquid and encumbered assets

Our policy is to hold a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under the stress scenario. Liquid assets are cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. Encumbered assets comprise assets pledged as collateral and other assets that we consider restricted for legal or other reasons. Unencumbered assets comprise assets that are readily available in the normal course of business to secure funding or meet collateral needs and other assets that are not subject to any restrictions on their use to secure funding or as collateral.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at							2014 Jul. 31	2013 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$11,148	(2)	$–		$303	$–	$10,845	$5,527
Securities	68,082	(3)	57,564	(4)	18,446	34,597	72,603	77,368
NHA mortgage-backed securities	57,676	(5)	–		26,038	–	31,638	22,671
Mortgages	13,299	(6)	–		13,299	–	–	–
Credit cards	4,320	(7)	–		4,320	–	–	–
Other assets	3,766	(8)	–		3,293	–	473	334
	$158,291		$57,564		$65,699	$34,597	$115,559	$105,900
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Comprises cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Comprises trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,379 million (October 31, 2013: $1,621 million).
(4)	Comprises $3,238 million (October 31, 2013: $3,417 million) of cash collateral on securities borrowed, $25,105 million (October 31, 2013: $25,311 million) of securities purchased under resale agreements, $27,261 million (October 31, 2013: $24,157 million) of securities borrowed against securities lent, and $1,960 million (October 31, 2013: $759 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties. These are reported in Loans on our interim consolidated balance sheet.
(6)	Comprises mortgages included in the Covered Bond Programme.
(7)	Comprises assets held in consolidated trusts supporting funding liabilities.
(8)	Comprises $3,293 million (October 31, 2013: $2,727 million) of cash pledged for derivatives collateral and $473 million (October 31, 2013: $334 million) of gold and silver certificates.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the 2013 annual consolidated financial statements.

Our unencumbered liquid assets increased by $9.7 billion or 9% from October 31, 2013, primarily due to a decrease in encumbrances related to NHA mortgage-backed securities, and higher interest-bearing deposits with banks, partially offset by a decrease in unencumbered securities.

In addition to the above, we have access to the Bank of Canada Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets. We do not include ELA borrowing capacity as a source of available liquidity when evaluating surplus liquidity.

The following table summarizes unencumbered liquid assets held by CIBC parent bank and significant subsidiaries:

$ millions, as at	2014 Jul. 31	2013 Oct. 31
CIBC parent bank	$87,018	$78,761
Broker/dealer (1)	15,472	15,049
Other significant subsidiaries	13,069	12,090
	$115,559	$105,900
(1)	Relates to CIBC World Markets Inc. and CIBC World Markets Corp.

CIBC THIRD QUARTER 2014	35

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2014	Cash and deposits with banks	$11,192	$–	$11,192	$12	$291	$10,889	(1)	$–
Jul. 31	Securities	69,461	–	69,461	18,446	–	49,636		1,379
	Securities borrowed or purchased under resale agreements	–	28,343	28,343	14,920	–	13,423		–
	Loans, net of allowance	254,215	–	254,215	43,657	241	31,638		178,679
	Other
	Derivative instruments	18,227	–	18,227	–	–	–		18,227
	Customers’ liability under acceptances	8,274	–	8,274	–	–	–		8,274
	Land, buildings and equipment	1,728	–	1,728	–	–	–		1,728
	Goodwill	1,435	–	1,435	–	–	–		1,435
	Software and other intangible assets	918	–	918	–	–	–		918
	Investments in equity-accounted associates and joint ventures	1,842	–	1,842	–	–	–		1,842
	Other assets	9,787	–	9,787	3,293	–	473		6,021
		$377,079	$28,343	$405,422	$80,328	$532	$106,059		$218,503
2013	Cash and deposits with banks	$6,379	$–	$6,379	$11	$771	$5,597	(1)	$–
Oct. 31	Securities	71,984	–	71,984	14,103	–	56,260		1,621
	Securities borrowed or purchased under resale agreements	–	28,728	28,728	17,166	–	11,562		–
	Loans, net of allowance	246,660	–	246,660	50,107	422	22,671		173,460
	Other
	Derivative instruments	19,947	–	19,947	–	–	–		19,947
	Customers’ liability under acceptances	9,720	–	9,720	–	–	–		9,720
	Land, buildings and equipment	1,719	–	1,719	–	–	–		1,719
	Goodwill	1,733	–	1,733	–	–	–		1,733
	Software and other intangible assets	756	–	756	–	–	–		756
	Investments in equity-accounted associates and joint ventures	1,695	–	1,695	–	–	–		1,695
	Other assets	8,685	–	8,685	2,727	–	334		5,624
		$369,278	$28,728	$398,006	$84,114	$1,193	$96,424		$216,275
(1)	Includes $44 million (October 31, 2013: $70 million) of interest-bearing deposits with contractual maturities greater than 30 days.

Funding

We manage liquidity to meet both short- and long-term cash requirements. Reliance on wholesale funding is maintained at prudent levels and within approved limits, consistent with our desired liquidity profile.

Our funding strategy includes access to funding through retail deposits and wholesale funding and deposits. Personal deposits are a significant source of funding and totalled $129.2 billion as at July 31, 2014 (October 31, 2013: $125.0 billion).

Moody’s and S&P changed the outlook on our senior debt ratings to negative from stable on June 11, 2014 and August 8, 2014, respectively, citing regulations that seek to limit government support in the event of a bank failure. For additional information on these regulations, see “Taxpayer Protection and Bank Recapitalization Regime” in the Capital resources section. We do not expect a material impact on our funding costs or ability to access funding as a result of these rating changes.

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at July 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$4,412	$1,499	$210	$–	$6,121	$–	$–	$6,121
Certificates of deposit and commercial paper	3,072	3,367	2,200	4,218	12,857	2,372	10,830	26,059
Bearer deposit notes and bankers acceptances	832	875	1,180	467	3,354	–	–	3,354
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	309	4,183	2,278	6,693	13,463	15,443	3,418	32,324
Senior unsecured structured notes	27	80	132	235	474	8	–	482
Covered bonds/Asset-backed securities
Mortgage securitization	–	3,370	371	1,781	5,522	3,386	16,644	25,552
Covered bonds	–	2,268	2,268	3,206	7,742	3,062	2,495	13,299
Cards securitization	–	1,090	–	–	1,090	2,143	1,087	4,320
Subordinated liabilities	–	255	–	–	255	–	3,932	4,187
Other	–	–	–	–	–	–	–	–
	$8,652	$16,987	$8,639	$16,600	$50,878	$26,414	$38,406	$115,698
Of which:
Secured	$–	$6,728	$2,639	$4,987	$14,354	$8,591	$20,226	$43,171
Unsecured	8,652	10,259	6,000	11,613	36,524	17,823	18,180	72,527
	$8,652	$16,987	$8,639	$16,600	$50,878	$26,414	$38,406	$115,698
October 31, 2013	$11,705	$9,081	$9,316	$15,126	$45,228	$20,419	$55,271	$120,918

36	CIBC THIRD QUARTER 2014

The following table provides a currency breakdown, in Canadian dollar equivalent, of funding sourced by CIBC in the wholesale market:

$ billions, as at		2014 Jul. 31		2013 Oct. 31
Canadian dollar	$61.4	53%	$69.2	57%
US dollar	47.9	41	44.2	37
Euro	1.2	1	1.3	1
Other	5.2	5	6.2	5
	$115.7	100%	$120.9	100%

Our funding and liquidity levels remained stable and sound over the nine months ended July 31, 2014 and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2014 Jul. 31	2013 Oct. 31
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	0.3
Three-notch downgrade	0.7	0.9

Regulatory liquidity standards

In January 2014, the BCBS published the “Liquidity Coverage Ratio Disclosure Standards”. The document outlines the minimum standards applicable for public disclosure of the Liquidity Coverage Ratio (LCR) by all internationally active banks. Banks will be required to disclose quantitative information about the LCR using a common template, supplemented by qualitative discussion, as appropriate, on key elements of the liquidity metric. These standards are effective for the first reporting period after January 1, 2015. In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio” which provides additional implementation guidance, applicable to Canadian banks.

In May 2014, OSFI published the final Liquidity Adequacy Requirements (LAR) guideline. The document provides jurisdictional guidance on Basel III liquidity metrics, as well as guidelines on the OSFI Net Cumulative Cash Flow (NCCF) metric. These standards are effective for the first reporting period after January 1, 2015.

We are currently updating processes and systems to meet the stipulated timelines and requirements.

CIBC THIRD QUARTER 2014	37

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. We model the behaviour of both assets and liabilities on a net cash flow basis by applying recommended regulatory stress assumptions, supplemented by business experience, against contractual maturities and contingent exposures to construct the behavioural balance sheet. The behavioural balance sheet is a key component of our liquidity risk management framework and is the basis by which we manage our liquidity risk profile.

$ millions, as at July 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,975	$–	$–	$–	$–	$–	$–	$–	$–	$2,975
Interest bearing deposits with banks	8,173	–	44	–	–	–	–	–	–	8,217
Securities	2,682	3,275	2,106	1,651	943	3,757	9,118	10,120	35,809	69,461
Cash collateral on securities borrowed	3,238	–	–	–	–	–	–	–	–	3,238
Securities purchased under resale agreements	14,746	8,330	1,239	754	36	–	–	–	–	25,105
Loans
Residential mortgages	143	2,084	3,986	5,356	9,496	42,110	82,811	9,027	–	155,013
Personal	1,446	520	815	1,096	1,142	68	187	673	29,149	35,096
Credit card	232	463	695	695	695	2,779	6,018	–	–	11,577
Business and government	5,626	1,717	2,036	2,310	3,109	6,083	16,941	16,410	–	54,232
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,703)	(1,703)
Derivative instruments	645	907	1,112	569	724	2,116	4,527	7,627	–	18,227
Customers’ liability under acceptances	6,620	1,654	–	–	–	–	–	–	–	8,274
Other assets	–	–	–	–	–	–	–	–	15,710	15,710
	$46,526	$18,950	$12,033	$12,431	$16,145	$56,913	$119,602	$43,857	$78,965	$405,422
October 31, 2013	$43,037	$16,420	$10,578	$14,461	$11,500	$44,524	$140,137	$44,355	$72,994	$398,006
Liabilities
Deposits (1)	$17,946	$20,747	$17,800	$16,058	$18,429	$34,776	$39,279	$11,461	$145,818	$322,314
Obligations related to securities sold short	12,803	–	–	–	–	–	–	–	–	12,803
Cash collateral on securities lent	1,359	–	–	–	–	–	–	–	–	1,359
Obligations related to securities sold under repurchase agreements	8,711	726	–	–	–	–	–	–	–	9,437
Derivative instruments	430	808	831	703	920	2,159	4,700	7,406	–	17,957
Acceptances	6,620	1,654	–	–	–	–	–	–	–	8,274
Other liabilities	–	–	–	–	–	–	–	–	10,579	10,579
Subordinated indebtedness	–	255	–	–	–	–	34	3,898	–	4,187
	$47,869	$24,190	$18,631	$16,761	$19,349	$36,935	$44,013	$22,765	$156,397	$386,910
October 31, 2013	$50,494	$15,659	$19,347	$13,414	$18,836	$31,600	$55,290	$28,371	$147,001	$380,012
(1)	Comprises $129.2 billion (October 31, 2013: $125.0 billion) of personal deposits of which $124.2 billion (October 31, 2013: $120.4 billion) are in Canada and $5.0 billion (October 31, 2013: $4.6 billion) in other countries; $185.4 billion (October 31, 2013: $182.9 billion) of business and government deposits and secured borrowings of which $147.5 billion (October 31, 2013: $149.0 billion) are in Canada and $37.9 billion (October 31, 2013: $33.9 billion) in other countries; and $7.7 billion (October 31, 2013: $5.6 billion) of bank deposits of which $3.3 billion (October 31, 2013: $2.0 billion) are in Canada and $4.4 billion (October 31, 2013: $3.6 billion) in other countries.

The changes in the contractual maturity profile from October 31, 2013 were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$27,261	$–	$–	$–	$–	$–	$–	$–	$–	$27,261
Unutilized credit commitments	505	5,079	895	1,261	1,645	6,165	27,169	2,021	113,696	158,436
Backstop liquidity facilities	–	106	4,034	–	–	–	–	–	–	4,140
Standby and performance letters of credit	640	775	2,443	1,862	2,023	412	861	331	–	9,347
Documentary and commercial letters of credit	57	122	15	–	22	–	16	–	–	232
Underwriting commitments	263	–	–	–	–	–	–	–	–	263
Other	268	–	–	–	–	–	–	–	–	268
	$28,994	$6,082	$7,387	$3,123	$3,690	$6,577	$28,046	$2,352	$113,696	$199,947
October 31, 2013	$26,147	$9,615	$3,343	$3,035	$2,528	$5,435	$25,942	$2,051	$116,487	$194,583
(1)	Includes $90.8 billion (October 31, 2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.4 billion (October 31, 2013: $2.1 billion) for cash because it is reported on the interim consolidated balance sheet.

38	CIBC THIRD QUARTER 2014

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at July 31, 2014	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$33	$67	$100	$100	$100	$379	$931	$1,185	$2,895
Purchase obligations (1)	15	116	198	161	165	511	982	420	2,568
Pension contributions (2)	5	10	–	–	–	–	–	–	15
	$53	$193	$298	$261	$265	$890	$1,913	$1,605	$5,478
October 31, 2013	$68	$221	$341	$357	$274	$809	$1,716	$1,599	$5,385
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2014 are excluded due to the significant variability in the assumptions required to project the timing of cash flows.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, reputation and legal, regulatory, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 70 to 72 of the 2013 Annual Report.

CIBC THIRD QUARTER 2014	39

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2013 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements for the year ended October 31, 2013, except as described in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Effective November 1, 2013, CIBC adopted IFRS 13 “Fair Value Measurement”. Adoption of this standard did not result in changes to how we measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between market participants in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models using only significant inputs that are observable (Level 2) or one or more significant non-observable inputs (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on one or more significant non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

	2014			2013
$ millions, as at	Jul. 31			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$786	$786	1.5%	$837	$837	1.8%
AFS securities	19	735	3.5	13	913	3.3
FVO securities	113	113	43.3	147	147	51.2
Derivative instruments	213	233	1.3	295	341	1.7
	$1,131	$1,867	2.0%	$1,292	$2,238	2.4%
Financial liabilities
Deposits and other liabilities (2)	$464	$746	27.2%	$510	$737	29.9%
Derivative instruments	279	315	1.8	413	474	2.4
	$743	$1,061	3.2%	$923	$1,211	3.4%
(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the interim consolidated financial statements.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2014 Jul. 31	2013 Oct. 31
Securities
Market risk	$2	$5
Derivatives
Market risk	49	57
Credit risk	7	42
Administration costs	5	5
Total valuation adjustments	$63	$109

40	CIBC THIRD QUARTER 2014

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and loss given default (LGD) parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 48 of the 2013 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, evidence of credit quality improvements or deterioration, and events such as the 2013 Alberta floods. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 47 of the 2013 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Effective November 1, 2013, with retrospective application to November 1, 2012, CIBC adopted IFRS 10 “Consolidated Financial Statements” which replaced IAS 27 “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation – Special Purpose Entities”. Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several structured entities that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we continue to consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments – Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several structured entities that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these structured entities. We monitor the extent to which we support these structured entities, through direct investment in the debt issued by the structured entities and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a structured entity, IFRS 10 requires that we reconsider this assessment if facts and circumstances indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses power to direct relevant activities of the investee, or when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee.

CIBC THIRD QUARTER 2014	41

Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 7 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at July 31, 2014, we had goodwill of $1,435 million (October 31, 2013: $1,733 million) and other intangible assets with an indefinite life of $137 million (October 31, 2013: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We performed our annual impairment testing of goodwill and indefinite life intangible assets in the fourth quarter of 2013 and did not record any impairment at that time. During the second quarter of 2014, we identified indicators that goodwill relating to the CIBC FirstCaribbean CGU may be impaired. We performed an impairment test and determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded its recoverable amount. As a result, we recognized a goodwill impairment charge of $420 million during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill relating to CIBC FirstCaribbean to $344 million as at April 30, 2014.

The recoverable amount of our CIBC FirstCaribbean CGU determined as at April 30, 2014 was based on a value in use calculation that was estimated using a five year cash flow projection and an estimate of the capital required to be maintained in the region to support ongoing operations. The five year cash flow projection was consistent with CIBC FirstCaribbean’s three year internal plan that was previously reviewed by its Board of Directors, adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than originally forecasted and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. A terminal growth rate of 2.5% (2.5% as at August 1, 2013) was applied to the years after the five year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (13.62% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: i) the risk-free rate, ii) an equity risk premium, iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU by approximately $115 million as at April 30, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU by approximately $65 million as at April 30, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities. For additional details, see Note 6 to our interim consolidated financial statements.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. We will complete our annual impairment testing in the fourth quarter of 2014.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 12 to the interim consolidated financial statements.

Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that

42	CIBC THIRD QUARTER 2014

amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2013 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at July 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2014, consist of the significant legal matters disclosed in Note 23 to the 2013 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2013 annual consolidated financial statements:

•	Marcotte Visa Class Action: The appeal was heard by the Supreme Court of Canada in February 2014. The court reserved its decision.
•	Green Secondary Market Class Action: In February 2014 the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. CIBC and the individual defendants sought leave to appeal to the Supreme Court of Canada. On August 7, 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada.
•	Brown Overtime Class Action: The plaintiffs’ appeal to the Ontario Court of Appeal was heard in May 2014. The court reserved its decision.
•	Watson Credit Card Class Action: On March 27, 2014, the court released its decision granting class certification. The plaintiffs and defendants have filed Notices of Appeal.
•	Mortgage Prepayment Class Actions: On June 30, 2014, the court granted class certification in Sherry conditional on the plaintiffs framing a workable class definition. CIBC has filed a Notice of Appeal.
•	Sino-Forest Class Actions: The motion for class certification in the Labourers’ action has been adjourned to January 2015.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2013 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2013 annual consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

Effective November 1, 2013, with retrospective application to November 1, 2011, CIBC adopted amendments to IAS 19 “Employee Benefits”. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. See Note 1 to the interim consolidated financial statements for further details on the impact of the adoption of the amendments to IAS 19 on prior periods.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

As a result of adopting the amendments to IAS 19, commencing in the first quarter of 2014, with retrospective application for fiscal 2013 and 2012, we remeasure our Canadian post-employment benefit plans on a quarterly basis for changes in the discount rate and for actual assets returns, with the actuarial gains and losses recognized in OCI (see Note 1 to the interim consolidated financial statements for further details).

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2013 annual consolidated financial statements and Note 1 to the interim consolidated financial statements.

CIBC THIRD QUARTER 2014	43

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking that U.S. regulators have not finalized, the full impact on CIBC is difficult to anticipate until all the regulations are finalized and released. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere.

In December 2012, CIBC registered as a swap dealer with the U.S. Commodity Futures Trading Commission (CFTC) and adopted processes and procedures necessary to comply with newly-promulgated U.S. regulations in trading swaps with U.S. persons. The CFTC has issued final rules on most areas relating to swaps, including cross-border guidance that impacts CIBC’s swap trading with non-U.S. counterparties. The CFTC has not yet issued final rules on clearing, capital and margin, and the CFTC has not issued a determination of the extent to which it will rely on substituted compliance with Canadian swap trading regulations. CIBC will continue to monitor and prepare for developments by the CFTC in this area. Additionally, the SEC is expected to implement parallel reforms applying to the securities-based swaps markets. While these far-reaching reforms have increased our cost of regulatory compliance and may restrict our ability to continue to engage in certain types of trading activity, we do not expect them to have a significant impact on our results.

On February 18, 2014, the Federal Reserve Board released final enhanced prudential standards for large U.S. bank holding companies and foreign banking organizations (FBOs) with total consolidated assets of $50 billion or more. The new enhanced prudential standards include six primary requirements: risk-based capital and leverage requirements; liquidity requirements; single counterparty exposure limits; internal risk management standards; debt-to-equity limits; and annual stress testing. The new rules also require FBOs to maintain liquidity buffers in their U.S. branches and agencies and, if certain asset thresholds are met, to create a U.S. intermediate holding company which will also be subject to enhanced prudential standards. CIBC believes the new rules will not have a material impact on our operations.

The Dodd-Frank Act also mandates the so-called Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. In December 2013, five U.S. regulatory agencies jointly published final regulations implementing the Volcker rule. The final regulations and the accompanying materials are complex and will require CIBC to implement new controls and to develop new systems to ensure compliance with the rule’s reporting obligations and restrictions. Banking entities must engage in good-faith efforts that will result in conformance with the rule by July 21, 2015. CIBC is actively assessing the impact of the Volcker rule on our operations and developing a conformance plan for full implementation. The new regulations also contain various provisions that enable banks to seek extensions in certain circumstances and CIBC may seek such extensions where necessary or appropriate.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. CIBC will meet all FATCA obligations, in accordance with local law.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have begun an enterprise-wide Risk Data Aggregation initiative to be compliant with the Principles.

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally-active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally-regulated banks which have not been identified as G-SIBs, and which have Basel III leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. Such banks must publicly disclose both year-end 2014 and comparative 2013 data by the time the first quarterly financial report of 2015 is released.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2014 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter and nine months ended July 31, 2014, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

44	CIBC THIRD QUARTER 2014

Interim consolidated financial statements

(Unaudited)

Contents

46	Consolidated balance sheet
47	Consolidated statement of income
48	Consolidated statement of comprehensive income
49	Consolidated statement of changes in equity
50	Consolidated statement of cash flows
51	Notes to the interim consolidated financial statements

51	Note 1	–	Changes in accounting policies
55	Note 2	–	Fair value measurement
60	Note 3	–	Significant acquisition and dispositions
61	Note 4	–	Securities
62	Note 5	–	Loans
63	Note 6	–	Goodwill
64	Note 7	–	Structured entities and derecognition of financial assets
65	Note 8	–	Deposits

65	Note 9	–	Subordinated indebtedness
66	Note 10	–	Share capital
67	Note 11	–	Post-employment benefit expense
67	Note 12	–	Income taxes
68	Note 13	–	Earnings per share
68	Note 14	–	Contingent liabilities and provision
69	Note 15	–	Segmented information
71	Note 16	–	Financial instruments – disclosures

CIBC THIRD QUARTER 2014	45

Consolidated balance sheet

Unaudited, $ millions, as at	2014 Jul. 31	2013 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$2,975	$2,211
Interest-bearing deposits with banks	8,217	4,168
Securities
Trading	48,095	44,070
Available-for-sale (AFS) (Note 4)	21,105	27,627
Designated at fair value (FVO)	261	287
	69,461	71,984
Cash collateral on securities borrowed	3,238	3,417
Securities purchased under resale agreements	25,105	25,311
Loans
Residential mortgages	155,013	150,938
Personal	35,096	34,441
Credit card	11,577	14,772
Business and government	54,232	48,207
Allowance for credit losses (Note 5)	(1,703)	(1,698)
	254,215	246,660
Other
Derivative instruments	18,227	19,947
Customers’ liability under acceptances	8,274	9,720
Land, buildings and equipment	1,728	1,719
Goodwill (Note 6)	1,435	1,733
Software and other intangible assets	918	756
Investments in equity-accounted associates and joint ventures	1,842	1,695
Deferred tax asset	505	526
Other assets	9,282	8,159
	42,211	44,255
	$405,422	$398,006
LIABILITIES AND EQUITY
Deposits (Note 8)
Personal	$129,198	$125,034
Business and government	142,245	134,736
Bank	7,700	5,592
Secured borrowings	43,171	49,802
	322,314	315,164
Obligations related to securities sold short	12,803	13,327
Cash collateral on securities lent	1,359	2,099
Obligations related to securities sold under repurchase agreements	9,437	4,887
Other
Derivative instruments	17,957	19,724
Acceptances	8,274	9,721
Deferred tax liability	29	33
Other liabilities	10,550	10,829
	36,810	40,307
Subordinated indebtedness	4,187	4,228
Equity
Preferred shares	1,281	1,706
Common shares (Note 10)	7,758	7,753
Contributed surplus	78	82
Retained earnings	9,258	8,318
Accumulated other comprehensive income (AOCI)	(18)	(40)
Total shareholders’ equity	18,357	17,819
Non-controlling interests	155	175
Total equity	18,512	17,994
	$405,422	$398,006

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC THIRD QUARTER 2014

Consolidated statement of income

		For the three months ended		For the nine months ended
Unaudited, $ millions, except as noted	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Interest income
Loans	$2,389	$2,282	$2,479	$7,094	$7,342
Securities	397	399	412	1,225	1,224
Securities borrowed or purchased under resale agreements	82	74	82	238	256
Deposits with banks	5	8	9	21	30
	2,873	2,763	2,982	8,578	8,852
Interest expense
Deposits	821	801	935	2,495	2,776
Securities sold short	81	78	85	241	250
Securities lent or sold under repurchase agreements	36	28	20	92	77
Subordinated indebtedness	44	45	46	133	148
Other	16	13	13	39	41
	998	965	1,099	3,000	3,292
Net interest income	1,875	1,798	1,883	5,578	5,560
Non-interest income
Underwriting and advisory fees	150	88	98	316	301
Deposit and payment fees	221	205	223	638	609
Credit fees	124	114	118	355	345
Card fees	108	87	137	308	402
Investment management and custodial fees	181	168	119	491	348
Mutual fund fees	317	300	258	899	747
Insurance fees, net of claims	85	95	94	277	265
Commissions on securities transactions	99	108	106	310	314
Trading income (loss)	(42)	(12)	21	(53)	36
AFS securities gains, net	24	76	48	157	203
FVO gains (losses), net	2	(21)	2	(14)	(1)
Foreign exchange other than trading	10	12	18	43	39
Income from equity-accounted associates and joint ventures	98	52	40	191	95
Other	106	97	84	663	275
	1,483	1,369	1,366	4,581	3,978
Total revenue	3,358	3,167	3,249	10,159	9,538
Provision for credit losses (Note 5)	195	330	320	743	850
Non-interest expenses
Employee compensation and benefits	1,176	1,133	1,098	3,469	3,254
Occupancy costs	187	190	171	556	519
Computer, software and office equipment	304	294	269	881	767
Communications	78	79	75	232	232
Advertising and business development	70	72	59	207	157
Professional fees	43	52	45	140	120
Business and capital taxes	17	12	15	44	46
Other (1)	172	580	146	909	596
	2,047	2,412	1,878	6,438	5,691
Income before income taxes	1,116	425	1,051	2,978	2,997
Income taxes	195	119	173	574	472
Net income	$921	$306	$878	$2,404	$2,525
Net income (loss) attributable to non-controlling interests	$3	$(11)	$1	$(5)	$5
Preferred shareholders	$19	$25	$25	$69	$75
Common shareholders	899	292	852	2,340	2,445
Net income attributable to equity shareholders	$918	$317	$877	$2,409	$2,520
Earnings per share (in dollars) (Note 13)
Basic	$2.26	$0.73	$2.13	$5.88	$6.09
Diluted	2.26	0.73	2.13	5.87	6.09
Dividends per common share (in dollars)	1.00	0.98	0.96	2.94	2.84
(1)	Includes the goodwill impairment charge recognized during the quarter ended April 30, 2014. See Note 6 for additional information.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2014	47

Consolidated statement of comprehensive income

		For the three months ended		For the nine months ended
Unaudited, $ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Net income	$921	$306	$878	$2,404	$2,525
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(48)	(153)	165	398	226
Net gains (losses) on hedges of investments in foreign operations	26	82	(102)	(260)	(144)
	(22)	(71)	63	138	82
Net change in AFS securities
Net gains (losses) on AFS securities	47	24	(114)	116	(17)
Net (gains) losses on AFS securities reclassified to net income	(15)	(56)	(36)	(109)	(148)
	32	(32)	(150)	7	(165)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	20	66	7	81	2
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(21)	(50)	(11)	(68)	(4)
	(1)	16	(4)	13	(2)
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(87)	9	353	(136)	230
Total OCI (1)	(78)	(78)	262	22	145
Comprehensive income	$843	$228	$1,140	$2,426	$2,670
Comprehensive income (loss) attributable to non-controlling interests	$3	$(11)	$1	$(5)	$5
Preferred shareholders	$19	$25	$25	$69	$75
Common shareholders	821	214	1,114	2,362	2,590
Comprehensive income attributable to equity shareholders	$840	$239	$1,139	$2,431	$2,665
(1)	Includes $1 million of losses for the quarter ended July 31, 2014 (April 30, 2014: $4 million of gains; July 31, 2013: $21 million of losses) and $12 million of gains for the nine months ended July 31, 2014 (July 31, 2013: $17 million of losses) relating to our investments in equity-accounted associates and joint ventures.

		For the three months ended		For the nine months ended
Unaudited, $ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$3	$11	$(12)	$(29)	$(17)
Net gains (losses) on hedges of investments in foreign operations	(4)	(13)	17	38	25
	(1)	(2)	5	9	8
Net change in AFS securities
Net gains (losses) on AFS securities	(37)	(7)	(6)	(74)	(37)
Net (gains) losses on AFS securities reclassified to net income	9	20	13	50	55
	(28)	13	7	(24)	18
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(7)	(24)	(2)	(29)	–
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	7	18	4	24	1
	–	(6)	2	(5)	1
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	32	(3)	(126)	49	(82)
	$3	$2	$(112)	$29	$(55)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC THIRD QUARTER 2014

Consolidated statement of changes in equity

		For the three months ended			For the nine months ended
Unaudited, $ millions	2014 Jul. 31	2014 Apr. 30		2013 Jul. 31	2014 Jul. 31		2013 Jul. 31
Preferred shares
Balance at beginning of period	$1,381	$1,706		$1,706	$1,706		$1,706
Issue of preferred shares	400	–		–	400		–
Redemption of preferred shares	(500)	(325)		–	(825)		–
Balance at end of period	$1,281	$1,381		$1,706	$1,281		$1,706
Common shares
Balance at beginning of period	$7,745	$7,750		$7,743	$7,753		$7,769
Issue of common shares	33	12		15	69		100
Purchase of common shares for cancellation	(15)	(18)		–	(60)		(112)
Treasury shares	(5)	1		(1)	(4)		–
Balance at end of period	$7,758	$7,745		$7,757	$7,758		$7,757
Contributed surplus
Balance at beginning of period	$82	$82		$80	$82		$85
Stock option expense	1	2		2	6		4
Stock options exercised	(5)	(2)		–	(10)		(7)
Balance at end of period	$78	$82		$82	$78		$82
Retained earnings
Balance at beginning of period	$8,820	$8,985		$7,486	$8,318		$7,009
Net income attributable to equity shareholders	918	317		877	2,409		2,520
Dividends
Preferred	(19)	(25)		(25)	(69)		(75)
Common	(397)	(390)		(384)	(1,169)		(1,139)
Premium on purchase of common shares for cancellation	(59)	(67)		–	(226)		(363)
Other	(5)	–		–	(5)		2
Balance at end of period	$9,258	$8,820		$7,954	$9,258		$7,954
AOCI, net of tax
AOCI, net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$204	$275		$(69)	$44		$(88)
Net change in foreign currency translation adjustments	(22)	(71)		63	138		82
Balance at end of period	$182	$204		$(6)	$182		$(6)
Net gains (losses) on AFS securities
Balance at beginning of period	$227	$259		$335	$252		$350
Net change in AFS securities	32	(32)		(150)	7		(165)
Balance at end of period	$259	$227		$185	$259		$185
Net gains (losses) on cash flow hedges
Balance at beginning of period	$27	$11		$4	$13		$2
Net change in cash flow hedges	(1)	16		(4)	13		(2)
Balance at end of period	$26	$27		$–	$26		$–
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(398)	$(407)		$(752)	$(349)		$(629)
Net change in post-employment defined benefit plans	(87)	9		353	(136)		230
Balance at end of period	$(485)	$(398)		$(399)	$(485)		$(399)
Total AOCI, net of tax	$(18)	$60		$(220)	$(18)		$(220)
Non-controlling interests
Balance at beginning of period	$156	$226		$166	$175		$170
Net income (loss) attributable to non-controlling interests	3	(11)		1	(5)		5
Dividends	(2)	–		(2)	(4)		(4)
Other	(2)	(59	) (1)	1	(11	) (1)	(5)
Balance at end of period	$155	$156		$166	$155		$166
Equity at end of period	$18,512	$18,244		$17,445	$18,512		$17,445
(1)	The quarter ended January 31, 2014 had an increase in non-controlling interests of $40 million relating to certain mutual funds that were launched and consolidated. These funds were deconsolidated in the quarter ended April 30, 2014 due to a reduction in our ownership, resulting in a decrease in non-controlling interests of $56 million.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2014	49

Consolidated statement of cash flows

		For the three months ended		For the nine months ended
Unaudited, $ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$921	$306	$878	$2,404	$2,525
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	195	330	320	743	850
Amortization and impairment (1)	101	521	91	717	259
Stock option expense	1	2	2	6	4
Deferred income taxes	52	11	(2)	54	70
AFS securities gains, net	(24)	(76)	(48)	(157)	(203)
Net losses (gains) on disposal of land, buildings and equipment	–	1	–	1	(3)
Other non-cash items, net	(96)	(51)	(94)	(615)	(210)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(402)	(3,781)	(1,538)	(4,049)	(3,788)
Loans, net of repayments	(5,033)	(3,509)	(1,399)	(11,526)	(2,493)
Deposits, net of withdrawals	8,169	121	4,631	7,062	11,572
Obligations related to securities sold short	540	(951)	(311)	(524)	220
Accrued interest receivable	8	(11)	58	104	95
Accrued interest payable	(174)	181	(276)	(273)	(407)
Derivative assets	1,218	5,089	4,701	1,772	6,273
Derivative liabilities	(894)	(3,484)	(4,570)	(1,863)	(6,605)
Trading securities	(2,947)	169	2,921	(4,025)	(2,547)
FVO securities	26	7	22	26	18
Other FVO assets and liabilities	95	(253)	66	93	280
Current income taxes	79	(106)	(24)	1	(561)
Cash collateral on securities lent	123	60	119	(740)	107
Obligations related to securities sold under repurchase agreements	1,026	2,015	646	4,550	(283)
Cash collateral on securities borrowed	(347)	159	(711)	179	(1,107)
Securities purchased under resale agreements	(671)	(289)	(4,338)	206	(1,954)
Other, net	(1,923)	1,338	(591)	(1,500)	131
	43	(2,201)	553	(7,354)	2,243
Cash flows provided by (used in) financing activities
Redemption/repurchase of subordinated indebtedness	(14)	–	(550)	(14)	(561)
Issue of preferred shares	400	–	–	400	–
Redemption of preferred shares	(500)	(325)	–	(825)	–
Issue of common shares for cash	28	10	15	59	93
Purchase of common shares for cancellation	(74)	(85)	–	(286)	(475)
Net proceeds from treasury shares	(5)	1	(1)	(4)	–
Dividends paid	(416)	(415)	(409)	(1,238)	(1,214)
Share issuance costs	(5)	–	–	(5)	–
	(586)	(814)	(945)	(1,913)	(2,157)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(6,222)	(5,697)	(6,894)	(20,883)	(19,630)
Proceeds from sale of AFS securities	2,030	6,203	4,408	17,355	11,420
Proceeds from maturity of AFS securities	4,942	3,157	2,780	10,241	8,034
Net cash used in acquisitions	(46)	3	–	(190)	–
Net cash provided by dispositions	–	24	5	3,611	46
Net purchase of land, buildings and equipment	(51)	(15)	(52)	(151)	(138)
	653	3,675	247	9,983	(268)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(8)	(26)	21	48	31
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	102	634	(124)	764	(151)
Cash and non-interest-bearing deposits with banks at beginning of period	2,873	2,239	2,586	2,211	2,613
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,975	$2,873	$2,462	$2,975	$2,462
Cash interest paid	$1,172	$784	$1,376	$3,273	$3,699
Cash income taxes paid	64	214	199	519	963
Cash interest and dividends received	2,881	2,752	3,040	8,682	8,947
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, the quarter ended April 30, 2014 included the goodwill impairment charge.
(2)	Includes restricted balances of $282 million (April 30, 2014: $286 million; July 31, 2013: $264 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC THIRD QUARTER 2014

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2013, except as noted.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 27, 2014.

1.	Changes in accounting policies

Effective November 1, 2013, CIBC adopted several new and amended accounting pronouncements as described below.

(a)    Retrospective application of new and amended standards

The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively as described below.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. We adopted the amendments to IAS 19 on a retrospective basis effective November 1, 2011.

Consistent accounting policies are applied for the purposes of applying the equity method for our investments in equity-associates and joint ventures, and therefore the retrospective application of the amendments also impacted the accounting for certain of our equity-accounted investments in associates.

IFRS 10 “Consolidated Financial Statements”, issued in May 2011, replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and Standards Interpretation Committee (SIC) – 12 “Consolidation – Special Purpose Entities”. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, an investor controls an investee when an investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. We adopted IFRS 10 on a retrospective basis effective November 1, 2012.

The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from our consolidated financial statements. Although we have the ability to direct the relevant activities of CIBC Capital Trust, we do not have exposure to variable returns from our involvement in CIBC Capital Trust as we pass our credit risk into the Trust by issuing senior deposit notes to CIBC Capital Trust.

The deconsolidation of CIBC Capital Trust resulted in us removing Capital Trust securities issued by CIBC Capital Trust from our consolidated balance sheet effective November 1, 2012, and instead recognizing the senior deposit notes issued by CIBC to CIBC Capital Trust in Business and government deposits. We recognized an increase in shareholders’ equity as at November 1, 2012 and October 31, 2013 due to the reversal of losses previously recognized on Capital Trust securities repurchased by CIBC.

The impact on the consolidated balance sheets as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

$ millions	Reported as at October 31, 2011	Post-employment benefits	Restated as at opening November 1, 2011
ASSETS
Deferred tax asset	$270	$51	$321
Other assets	8,609	(234)	8,375
Asset line items not impacted by accounting changes	374,879	–	374,879
	$383,758	$(183)	$383,575
LIABILITIES AND EQUITY
Deferred tax liability	$51	$(2)	$49
Other liabilities	11,653	(1)	11,652
Liability line items not impacted by accounting changes	355,963	–	355,963
Equity
Preferred shares, common shares and contributed surplus	10,225	–	10,225
Retained earnings	5,457	(3)	5,454
AOCI	245	(175)	70
Total shareholders’ equity	15,927	(178)	15,749
Non-controlling interests	164	(2)	162
Total equity	16,091	(180)	15,911
	$383,758	$(183)	$383,575

CIBC THIRD QUARTER 2014	51

$ millions	Reported as at October 31, 2012	Post-employment benefits	Restated as at October 31, 2012	CIBC Capital Trust	Restated as at opening November 1, 2012
ASSETS
Securities – Trading	$40,330	$–	$40,330	$10	$40,340
Loans – Business and government	43,624	–	43,624	9	43,633
Investments in equity-accounted associates and joint ventures	1,635	(17)	1,618	(1)	1,617
Deferred tax asset	457	226	683	(3)	680
Other assets	8,947	(475)	8,472	–	8,472
Asset line items not impacted by accounting changes	298,392	–	298,392	–	298,392
	$393,385	$(266)	$393,119	$15	$393,134
LIABILITIES AND EQUITY
Deposits – Business and government	$125,055	$–	$125,055	$1,685	$126,740
Capital Trust securities	1,678	–	1,678	(1,678)	–
Deferred tax liability	37	(2)	35	–	35
Other liabilities	10,634	407	11,041	1	11,042
Liability line items not impacted by accounting changes	238,943	–	238,943	–	238,943
Equity
Preferred shares, common shares and contributed surplus	9,560	–	9,560	–	9,560
Retained earnings	7,042	(40)	7,002	7	7,009
AOCI	264	(629)	(365)	–	(365)
Total shareholders’ equity	16,866	(669)	16,197	7	16,204
Non-controlling interests	172	(2)	170	–	170
Total equity	17,038	(671)	16,367	7	16,374
	$393,385	$(266)	$393,119	$15	$393,134

$ millions	Reported as at October 31, 2013	Post-employment benefits	CIBC Capital Trust	Restated as at October 31, 2013
ASSETS
Securities – Trading	$44,068	$–	$2	$44,070
Loans – Business and government	48,201	–	6	48,207
Investments in equity-accounted associates and joint ventures	1,713	(19)	1	1,695
Deferred tax asset	383	146	(3)	526
Other assets	8,675	(516)	–	8,159
Asset line items not impacted by accounting changes	295,349	–	–	295,349
	$398,389	$(389)	$6	$398,006
LIABILITIES AND EQUITY
Deposits – Business and government	$133,100	$–	$1,636	$134,736
Capital Trust securities	1,638	–	(1,638)	–
Deferred tax liability	34	(1)	–	33
Other liabilities	10,774	54	1	10,829
Liability line items not impacted by accounting changes	234,414	–	–	234,414
Equity
Preferred shares, common shares and contributed surplus	9,541	–	–	9,541
Retained earnings	8,402	(91)	7	8,318
AOCI	309	(349)	–	(40)
Total shareholders’ equity	18,252	(440)	7	17,819
Non-controlling interests	177	(2)	–	175
Total equity	18,429	(442)	7	17,994
	$398,389	$(389)	$6	$398,006

52	CIBC THIRD QUARTER 2014

The increase (decrease) on the consolidated statements of income and consolidated statements of comprehensive income as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

For the three months ended July 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$2,982	$–	$–	$–	$2,982
Interest expense	1,099	–	–	–	1,099
Net interest income	1,883	–	–	–	1,883
Non-interest income	1,380	–	1	(15)	1,366
Provision for credit losses	320	–	–	–	320
Non-interest expenses	1,874	19	–	(15)	1,878
Income before taxes	1,069	(19)	1	–	1,051
Income taxes	179	(6)	–	–	173
Net income	890	(13)	1	–	878
Net income attributable to non-controlling interests	–	1	–	–	1
Net income attributable to equity shareholders	890	(14)	1	–	877
Net income	890	(13)	1	–	878
OCI, net of tax, that is subject to subsequent reclassification to net income	(91)	–	–	–	(91)
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	353	–	–	353
Comprehensive income	$799	$340	$1	$–	$1,140
(1)	Represents an increase in Non-interest expenses – Employee compensation and benefits of $19 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

For the nine months ended July 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$8,852	$–	$–	$–	$8,852
Interest expense	3,291	–	1	–	3,292
Net interest income	5,561	–	(1)	–	5,560
Non-interest income	4,022	–	3	(47)	3,978
Provision for credit losses	850	–	–	–	850
Non-interest expenses	5,682	56	–	(47)	5,691
Income before taxes	3,051	(56)	2	–	2,997
Income taxes	487	(15)	–	–	472
Net income	2,564	(41)	2	–	2,525
Net income attributable to non-controlling interests	4	1	–	–	5
Net income attributable to equity shareholders	2,560	(42)	2	–	2,520
Net income	2,564	(41)	2	–	2,525
OCI, net of tax, that is subject to subsequent reclassification to net income	(85)	–	–	–	(85)
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	230	–	–	230
Comprehensive income	$2,479	$189	$2	$–	$2,670
(1)	Represents an increase in Non-interest expenses – Employee compensation and benefits of $56 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

For the year ended October 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$11,811	$–	$–	$–	$11,811
Interest expense	4,356	–	2	–	4,358
Net interest income	7,455	–	(2)	–	7,453
Non-interest income	5,328	(1)	2	(64)	5,265
Provision for credit losses	1,121	–	–	–	1,121
Non-interest expenses	7,614	71	–	(64)	7,621
Income before taxes	4,048	(72)	–	–	3,976
Income taxes	648	(22)	–	–	626
Net income	3,400	(50)	–	–	3,350
Net loss attributable to non-controlling interests	(3)	1	–	–	(2)
Net income attributable to equity shareholders	3,403	(51)	–	–	3,352
Net income	3,400	(50)	–	–	3,350
OCI, net of tax, that is subject to subsequent reclassification to net income	45	–	–	–	45
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	280	–	–	280
Comprehensive income	$3,445	$230	$–	$–	$3,675
(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $1 million and an increase in Non-interest expenses – Employee compensation and benefits of $71 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

CIBC THIRD QUARTER 2014	53

For the year ended October 31, 2012

$ millions	Previously as reported	Post-employment benefits (1)	Reclassification (2)	Restated
Interest income	$11,907	$–	$–	$11,907
Interest expense	4,581	–	–	4,581
Net interest income	7,326	–	–	7,326
Non-interest income	5,223	(5)	(59)	5,159
Provision for credit losses	1,291	–	–	1,291
Non-interest expenses	7,215	46	(59)	7,202
Income before taxes	4,043	(51)	–	3,992
Income taxes	704	(15)	–	689
Net income	3,339	(36)	–	3,303
Net income attributable to non-controlling interests	8	1	–	9
Net income attributable to equity shareholders	3,331	(37)	–	3,294
Net income	3,339	(36)	–	3,303
OCI, net of tax, that is subject to subsequent reclassification to net income	19	–	–	19
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	(454)	–	(454)
Comprehensive income	$3,358	$(490)	$–	$2,868
(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $5 million and an increase in Non-interest expenses – Employee compensation and benefits of $46 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

(b)    Other changes in accounting standards

The following standards and amendments to standards were also adopted effective November 1, 2013.

IFRS 11 “Joint Arrangements”, issued in May 2011, requires entities which had previously accounted for joint ventures using proportionate consolidation to collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, the adoption of IFRS 11 did not impact our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”, issued in May 2011, requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the nature of, and risks associated with, its interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, and the effects of those interests on our consolidated financial statements. IFRS 12 did not impact our consolidated financial statements; however, additional disclosures will be provided in our annual consolidated financial statements.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and renamed IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amended IAS 27 removes its existing consolidation model and requirements related to consolidated financial statements as they are now addressed in IFRS 10. The amended IAS 27 prescribes the accounting for investments in subsidiaries, jointly controlled entities and associates in separate financial statements. Amended IAS 28 outlines how to apply the equity method to investments in associates and joint ventures. The adoption of amended IAS 27 and IAS 28 did not impact our consolidated financial statements.

IFRS 13 “Fair Value Measurement”, issued in May 2011, replaces the fair value measurement guidance contained in individual IFRSs with a single standard for measuring fair value. IFRS 13 provides expanded disclosure about fair value measurements for both financial and non-financial assets and liabilities measured at fair value on a recurring or non-recurring basis and for items not measured at fair value but for which fair value is disclosed. Adoption of this standard did not result in changes to how we measure fair value. However, additional disclosures related to the type and range of inputs used in the estimation of the fair value of financial instruments measured at fair value on the balance sheet that are considered to be in Level 3 of the fair value hierarchy have been included in Note 2 of our interim consolidated financial statements. In addition, we will be required to provide additional disclosures related to the fair value of financial instruments measured at amortized cost on our balance sheet, such as loans and deposits, including how the disclosed fair values fit into the fair value hierarchy in our annual consolidated financial statements.

IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities”, issued in December 2011, contains amendments to IFRS 7 and requires new disclosure for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. The amendments did not impact our consolidated financial statements; however, additional disclosures will be provided in our annual consolidated financial statements.

(c)    Future accounting policies changes

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until fiscal 2015 or later:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the effective date for the amendments to IAS 32 for us is November 1, 2014. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be adopted retrospectively.

IFRIC 21 “Levies” – Issued in May, 2013, the effective date for the interpretation for us is November 1, 2014. The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the liability shall be recognized progressively over that period of time.

IFRS 15 “Revenue from Contracts with Customers” – Issued May 2014, IFRS 15 replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The effective date for us is November 1, 2017. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued July 2014, IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is mandatorily effective for us on November 1, 2018 although early application is permitted if an entity applies all the requirements of the standard early. IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held. IFRS 9 also introduces an expected-loss impairment model that shall be applied to all financial instruments held at amortized cost or fair value through OCI, and requires entities to account for 12-month expected credit losses from the date financial instruments are first recognized and to recognize full lifetime expected credit losses in the event of a significant increase in credit risk. Hedge accounting guidance has been changed to better align the accounting with risk management activities. For financial liabilities designated at fair value through profit and loss, IFRS 9 requires the presentation of the effects of changes in the liability’s credit risk in OCI instead of net income and amounts presented in OCI shall not be reclassified subsequently to net income. We can elect to early apply only this presentation requirement without applying the other requirements in IFRS 9.

54	CIBC THIRD QUARTER 2014

2.	Fair value measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•	Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.
•	Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation technique where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.
•	Level 3 – Non-observable or indicative prices or use of valuation technique where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the valuation adjustments for financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

Details on fair value methods and assumptions used for determining fair value of our financial instruments are disclosed in pages 105 to 107 of the 2013 Annual Report.

CIBC THIRD QUARTER 2014	55

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2014 Jul. 31	2013 Oct. 31	2014 Jul. 31	2013 Oct. 31	2014 Jul. 31	2013 Oct. 31	2014 Jul. 31	2013 Oct. 31
Financial assets
Deposits with banks	$–	$–	$39	$111	$–	$–	$39	$111
Trading securities
Government issued or guaranteed	$1,866	$2,053	$6,588	$7,378	$–	$–	$8,454	$9,431
Corporate equity	32,035	27,169	3,147	3,707	–	–	35,182	30,876
Corporate debt	–	–	2,757	2,362	–	–	2,757	2,362
Mortgage- and asset-backed	–	–	916	564	786	837	1,702	1,401
	$33,901	$29,222	$13,408	$14,011	$786	$837	$48,095	$44,070
Trading loans
Business and government	$–	$–	$4,963	$2,211	$–	$–	$4,963	$2,211
AFS securities
Government issued or guaranteed	$4,237	$1,162	$8,860	$14,625	$–	$–	$13,097	$15,787
Corporate equity	34	29	–	9	593	618	627	656
Corporate debt	–	–	5,299	7,967	8	9	5,307	7,976
Mortgage- and asset-backed	–	–	1,940	2,922	134	286	2,074	3,208
	$4,271	$1,191	$16,099	$25,523	$735	$913	$21,105	$27,627
FVO securities
Government issued or guaranteed	$–	$–	$48	$44	$–	$–	$48	$44
Corporate debt	–	–	100	96	–	–	100	96
Asset-backed	–	–	–	–	113	147	113	147
	$–	$–	$148	$140	$113	$147	$261	$287
Derivative instruments
Interest rate	$2	$–	$10,775	$13,718	$19	$46	$10,796	$13,764
Foreign exchange	–	–	5,584	4,812	–	–	5,584	4,812
Credit	–	–	64	–	213	294	277	294
Equity	209	129	391	342	1	1	601	472
Precious metal	155	–	13	28	–	–	168	28
Other commodity	90	117	711	460	–	–	801	577
	$456	$246	$17,538	$19,360	$233	$341	$18,227	$19,947
Total financial assets	$38,628	$30,659	$52,195	$61,356	$1,867	$2,238	$92,690	$94,253
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,993)	$(1,729)	$(746)	$(737)	$(2,739)	$(2,466)
Obligations related to securities sold short	(6,262)	(9,099)	(6,541)	(4,228)	–	–	(12,803)	(13,327)
	$(6,262)	$(9,099)	$(8,534)	$(5,957)	$(746)	$(737)	$(15,542)	$(15,793)
Derivative instruments
Interest rate	$(1)	$–	$(10,308)	$(12,820)	$(23)	$(48)	$(10,332)	$(12,868)
Foreign exchange	–	–	(5,229)	(4,166)	–	–	(5,229)	(4,166)
Credit	–	–	(76)	–	(279)	(413)	(355)	(413)
Equity	(178)	(120)	(1,336)	(1,650)	(13)	(13)	(1,527)	(1,783)
Precious metal	(102)	(8)	(11)	(22)	–	–	(113)	(30)
Other commodity	(114)	(126)	(287)	(338)	–	–	(401)	(464)
	$(395)	$(254)	$(17,247)	$(18,996)	$(315)	$(474)	$(17,957)	$(19,724)
Total financial liabilities	$(6,657)	$(9,353)	$(25,781)	$(24,953)	$(1,061)	$(1,211)	$(33,499)	$(35,517)
(1)	Comprises FVO deposits of $2,161 million (October 31, 2013: $1,764 million), FVO secured borrowings of nil (October 31, 2013: $352 million), bifurcated embedded derivatives of $572 million (October 31, 2013: $348 million), and FVO other liabilities of $6 million (October 31, 2013: $2 million). Changes in our own credit risk had an insignificant impact on the determination of the fair value of our FVO deposits.

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the reporting period. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter, we transferred $29 million of trading securities and $160 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, the following transfers were made during the quarter as the non-observable inputs no longer have a significant impact on the fair value of these instruments or there has been a change in the observability of one or more inputs that significantly impact their fair value:

•	$3 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3 and $45 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 (October 31, 2013: $6 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3).
•	$27 million of derivative assets and $31 million of derivative liabilities were transferred from Level 3 to Level 2 (October 31, 2013: nil of derivative assets and $1 million of derivative liabilities were transferred from Level 2 to Level 3).

For the quarter and nine months ended July 31, 2014, net gains of $12 million and $54 million were recognized, respectively, in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable inputs (net gains of $43 million and $173 million for the quarter and nine months ended July 31, 2013, respectively).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

56	CIBC THIRD QUARTER 2014

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2014
Trading securities
Mortgage- and asset-backed	$827	$20	$22	$–	$–	$–	$–	$–	$(50)	$(33)	$786
AFS securities
Corporate equity	625	13	–	64	–	–	7	–	(116)	–	593
Corporate debt	16	4	–	(3)	–	–	–	–	(9)	–	8
Mortgage- and asset-backed	185	–	–	–	–	–	–	–	–	(51)	134
FVO securities
Asset-backed	136	3	1	–	–	–	–	–	–	(27)	113
Derivative instruments
Interest rate	43	1	(2)	–	–	(22)	–	–	–	(1)	19
Credit	242	(9)	(14)	–	–	–	–	–	–	(6)	213
Equity	6	–	–	–	–	(5)	–	–	–	–	1
Total assets	$2,080	$32	$7	$61	$–	$(27)	$7	$–	$(175)	$(118)	$1,867
Deposits and other liabilities (3)	$(834)	$24	$(64)	$–	$(3)	$45	$–	$(15)	$–	$101	$(746)
Derivative instruments
Interest rate	(47)	(1)	2	–	–	22	–	–	–	1	(23)
Credit	(350)	2	10	–	–	–	–	–	–	59	(279)
Equity	(22)	–	–	–	–	9	–	–	–	–	(13)
Total liabilities	$(1,253)	$25	$(52)	$–	$(3)	$76	$–	$(15)	$–	$161	$(1,061)
Oct. 31, 2013
Trading securities
Mortgage- and asset-backed	$839	$46	$21	$–	$–	$–	$–	$–	$–	$(69)	$837
Trading loans
Business and government	8	8	–	–	–	–	–	–	(16)	–	–
AFS securities
Corporate equity	639	27	(36)	21	–	–	8	–	(41)	–	618
Corporate debt	23	15	1	(7)	–	–	–	–	(23)	–	9
Mortgage- and asset-backed	347	–	–	–	–	–	–	–	–	(61)	286
FVO securities
Asset-backed	150	4	(2)	–	–	–	–	–	–	(5)	147
Derivative instruments
Interest rate	43	2	2	–	–	–	–	–	–	(1)	46
Credit	342	(16)	(23)	–	–	–	–	–	–	(9)	294
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,392	$86	$(37)	$14	$–	$–	$8	$–	$(80)	$(145)	$2,238
Deposits and other liabilities (3)	$(692)	$(20)	$(40)	$–	$(6)	$–	$3	$5	$(5)	$18	$(737)
Derivative instruments
Interest rate	(49)	(4)	2	–	–	–	–	–	–	3	(48)
Credit	(473)	15	21	–	–	–	–	–	–	24	(413)
Equity	(4)	–	–	–	(1)	–	–	(8)	–	–	(13)
Total liabilities	$(1,218)	$(9)	$(17)	$–	$(7)	$–	$3	$(3)	$(5)	$45	$(1,211)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $515 million (October 31, 2013: $557 million) and bifurcated embedded derivatives of $231 million (October 31, 2013: $180 million).

CIBC THIRD QUARTER 2014	57

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

$ millions, as at	2014 Jul. 31	Valuation techniques		Key non-observable inputs		Range of inputs
						Low	High
Trading securities
Mortgage- and asset-backed	$786	Market proxy or direct broker quote		Market proxy or direct broker quote		0%	97.5%
AFS securities
Corporate equity
Limited partnerships	289	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	304	Valuation multiple		Earnings multiple		6.1	14.6
				Revenue multiple		3.4	3.6
		Discounted cash flow		Discount rate		8.3%	20.0%
		Option model		Market volatility		60.5%	85.0%
Corporate debt	8	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	134	Discounted cash flow		Credit spread		0.6%	0.6%
				Prepayment rate		13.8%	28.9%
FVO securities
Asset-backed	113	Market proxy or direct broker quote		Market proxy or direct broker quote		78.0%	85.5%
Derivative instruments
Interest rate	19	Proprietary model	(2)	n/a		n/a	n/a
Credit	213 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		28.7%	100.0%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0%	1.1%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$1,867
Deposits and other liabilities	$(746)	Market proxy or direct broker quote		Market proxy or direct broker quote		0%	85.5%
		Option model		Market volatility		7.6%	24.0%
				Market correlation		(55.4)%	100.0%
Derivative instruments
Interest rate	(23)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(279)	Market proxy or direct broker quote		Market proxy or direct broker quote		0%	100%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0%	1.1%
Equity	(13)	Option model		Market volatility		28.1%	30.5%
Total liabilities	$(1,061)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 69%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations (CLOs), corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivative positions. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•	Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.
•	Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.

58	CIBC THIRD QUARTER 2014

•	Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and forms part of the discount rate used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.
•	Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on both the credit derivative counterparty and on CIBC.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $34 million or decrease the net fair value by up to $33 million in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies and restricted stock would increase by $50 million or decrease by $26 million.

The fair value of our limited partnerships (LPs) is determined based on the net asset value (NAV) provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the NAV and by adjusting the NAV within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $26 million.

The fair value of our asset-backed securities (ABS) is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates would result in a decrease in the fair value of our Level 3 ABS. As these ABS are approaching maturity, the impact of adjusting the non-observable inputs within a reasonable possible range would be insignificant.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $8 million.

CIBC THIRD QUARTER 2014	59

3.	Significant acquisition and dispositions

Aeroplan Agreements

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD) that were announced on September 16, 2013.

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers, while CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•	The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of 5 years.
•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.
•	The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high-net-worth individuals, families, foundations and endowments in the United States.

The following summarizes the consideration transferred and the amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

The consideration transferred was as follows:

$ millions, as at December 31, 2013
Upfront cash payment	$179
Contingent consideration, at fair value (deferred payment)	45
Working capital and other adjustments	12
Total consideration transferred	$236

The deferred payment is based on acquired assets under management (AUM) at the measurement date of April 30, 2014. The estimated fair value of the deferred payment of $45 million (US$42 million) as at the acquisition date was included in the consideration transferred. The deferred payment was settled in May 2014 for $46 million (US $42 million).

Assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed were as follows:

$ millions, as at December 31, 2013
Cash	$47
AFS securities	4
Land, buildings and equipment	10
Other assets	30
Software and other intangible assets	91
Other liabilities	(30)
Net identifiable assets acquired	152
Goodwill arising on acquisition	84
Total consideration transferred	$236

Intangible assets and goodwill

The acquired intangible assets include a customer relationship intangible asset of $89 million that arises from the acquired investment management contracts. The fair value of the customer relationship intangible asset was estimated using a discounted cash flow method based on estimated future cash flows arising from fees earned from the acquired AUM, which took into account expected net redemptions and market appreciation from existing clients, net of operating expenses and other cash outflows. The goodwill arising on acquisition of $84 million mainly comprised the value of expected synergies and the value of new business growth arising from the acquisition.

Acquisition-related costs

Acquisition-related costs of $5 million were included in Non-interest expenses.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in the quarter ended January 31, 2014.

60	CIBC THIRD QUARTER 2014

4.	Securities

Fair value of AFS securities

$ millions, as at	2014 Jul. 31				2013 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$2,604	$27	$–	$2,631	$6,770	$34	$(1)	$6,803
Other Canadian governments	2,505	20	–	2,525	3,925	34	(1)	3,958
U.S. Treasury and agencies	5,687	4	(30)	5,661	2,856	5	(27)	2,834
Other foreign governments	2,279	12	(11)	2,280	2,193	17	(18)	2,192
Mortgage-backed securities	1,677	8	(1)	1,684	2,894	12	(2)	2,904
Asset-backed securities	387	3	–	390	299	5	–	304
Corporate public debt	5,266	41	(8)	5,299	7,927	57	(17)	7,967
Corporate private debt	6	2	–	8	5	4	–	9
Corporate public equity (1)	18	147	–	165	12	18	–	30
Corporate private equity	261	201	–	462	363	263	–	626
	$20,690	$465	$(50)	$21,105	$27,244	$449	$(66)	$27,627
(1)	Includes restricted stock.

As at July 31, 2014, the amortized cost of 146 AFS securities that are in a gross unrealized loss position (October 31, 2013: 148 securities) exceeded their fair value by $50 million (October 31, 2013: $66 million). The securities that have been in a gross unrealized loss position for more than a year include 51 AFS securities (October 31, 2013: 24 securities) with a gross unrealized loss of $46 million (October 31, 2013: $40 million). We have determined that these AFS securities were not impaired.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the quarter and nine months ended July 31, 2014, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at	2014 Jul. 31		2013 Oct. 31
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$1,854	$1,864	$2,746	$2,781
Trading assets previously reclassified to AFS	6	6	7	7
Total financial assets reclassified	$1,860	$1,870	$2,753	$2,788

	For the three months ended			For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Net income (before taxes) recognized on assets reclassified
Interest income	$ 14	$16	$16	$48	$52
Impairment write-downs	–	–	–	–	(14)
	$14	$16	$16	$48	$38
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$5	$(6)	$(9)	$20	$4
On trading assets previously reclassified to AFS	–	–	–	–	–
	$5	$(6)	$(9)	$20	$4

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

CIBC THIRD QUARTER 2014	61

5.	Loans

Allowance for credit losses

				As at or for the three months ended		As at or for the nine months ended
$ millions			2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31		2013 Jul. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance		Total allowance
Balance at beginning of period	$370	$1,419	$1,789	$1,685	$1,817	$1,758		$1,916
Provision for credit losses	27	168	195	330	320	743		850
Write-offs	(30)	(218)	(248)	(248)	(362)	(773)		(1,066)
Recoveries	1	45	46	50	49	146		139
Interest income on impaired loans	(3)	(4)	(7)	(8)	(10)	(24)		(28)
Other	(4)	(2)	(6)	(20)	9	(81	) (1)	12
Balance at end of period	$361	$1,408	$1,769	$1,789	$1,823	$1,769		$1,823
Comprises:
Loans	$361	$1,342	$1,703	$1,726	$1,759	$1,703		$1,759
Undrawn credit facilities (2)	–	66	66	63	64	66		64
(1)	Includes a release of $81 million of collective allowance for credit losses resulting from the sale of approximately 50% of our Aerogold VISA portfolio to TD which was recognized as part of the net gain on sale.
(2)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2014 Jul. 31	2013 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$518	$1	$163	$354	$394
Personal	216	9	139	68	86
Business and government	758	351	10	397	520
Total impaired loans (2)	$1,492	$361	$312	$819	$1,000
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,096 million (October 31, 2013: $1,211 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended July 31, 2014 totalled $1,482 million (for the quarter ended October 31, 2013: $1,655 million).

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2014 Jul. 31	2013 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,716	$665	$218	$2,599	$2,509
Personal	517	103	24	644	567
Credit card	540	143	80	763	955
Business and government	142	132	27	301	258
	$2,915	$1,043	$349	$4,307	$4,289

62	CIBC THIRD QUARTER 2014

6.	Goodwill

		Cash-generating units (CGUs)
$ millions, for the three months ended		CIBC FirstCaribbean	Wealth Management	Capital markets	Other	Total
2014	Balance at beginning of period	$344	$970	$40	$84	$1,438
Jul. 31	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Adjustments (1)	(2)	–	–	(1)	(3)
	Balance at end of period	$342	$970	$40	$83	$1,435
2014	Balance at beginning of period	$776	$970	$40	$84	$1,870
Apr. 30	Acquisitions	–	1	–	–	1
	Impairment	(420)	–	–	–	(420)
	Adjustments (1)	(12)	(1)	–	–	(13)
	Balance at end of period	$344	$970	$40	$84	$1,438
2013 Jul. 31	Balance at beginning of period	$702	$884	$40	$82	$1,708
	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Adjustments (1)	14	–	–	–	14
	Balance at end of period	$716	$884	$40	$82	$1,722

$ millions, for the nine months ended
2014	Balance at beginning of period	$727	$884	$40	$82	$1,733
Jul. 31	Acquisitions	–	84	–	–	84
	Impairment	(420)	–	–	–	(420)
	Adjustments (1)	35	2	–	1	38
	Balance at end of period	$342	$970	$40	$83	$1,435
2013 Jul. 31	Balance at beginning of period	$696	$884	$40	$81	$1,701
	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Adjustments (1)	20	–	–	1	21
	Balance at end of period	$716	$884	$40	$82	$1,722
(1)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

For the impairment test performed as at August 1, 2013, we determined that the recoverable amount of the FirstCaribbean International Bank Limited (CIBC FirstCaribbean) CGU approximated its carrying value. As a result, no impairment was recognized. During the quarter ended April 30, 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 to determine whether an impairment loss existed.

The recoverable amount of the CIBC FirstCaribbean CGU was based on a value in use calculation that was estimated using a five year cash flow projection and an estimate of the capital required to be maintained in the region to support ongoing operations. The five year cash flow projection was consistent with CIBC FirstCaribbean’s three year internal plan that was previously reviewed by its Board of Directors adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than originally forecasted and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. A terminal growth rate of 2.5% (2.5% as at August 1, 2013) was applied to the years after the five year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% (13.62% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: i) the risk-free rate, ii) an equity risk premium, iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and iv) a country risk premium. The terminal growth rate was based on the forecast inflation rates and management’s expectations of real growth.

We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount as at April 30, 2014. As a result, we recorded an impairment charge of $420 million during the quarter ended April 30, 2014 in respect of goodwill held by Corporate and Other for CIBC FirstCaribbean.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU by approximately $115 million as at April 30, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU by approximately $65 million as at April 30, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify or counteract the disclosed sensitivities. We will complete our annual impairment testing in the fourth quarter of 2014.

CIBC THIRD QUARTER 2014	63

7.	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include special purpose entities, which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Details of our consolidated and non-consolidated structured entities are provided on pages 118 and 119 of the 2013 Annual Report, except for CIBC Capital Trust, which is no longer consolidated effective November 1, 2013. See Note 1 to the interim consolidated financial statements for additional details.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at July 31, 2014, our structured program had issued covered bond liabilities of $11.3 billion with a fair value of $11.4 billion (October 31, 2013: $11.7 billion with a fair value of $11.8 billion) and our legislative program had issued covered bond liabilities of $2.0 billion with a fair value of $2.0 billion (October 31, 2013: $2.0 billion with a fair value of $2.0 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust as at July 31, 2014, $4.3 billion of credit card receivable assets with a fair value of $4.4 billion (October 31, 2013: $4.6 billion with a fair value of $4.7 billion) supported associated funding liabilities of $4.3 billion with a fair value of $4.4 billion (October 31, 2013: $4.6 billion with a fair value of $4.7 billion).

As at July 31, 2014, there were $2.8 billion (October 31, 2013: $2.1 billion) of total assets in our non-consolidated multi-seller conduits. Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

	Single seller and multi-seller conduits		CIBC structured collateralized debt obligation vehicles			Pass-through investment structures	Commercial mortgage securitization trust
				Third-party structured vehicles
$ millions, as at July 31, 2014				Run-off	Continuing
On-balance sheet assets at carrying value (1)
Trading securities	$15		$7	$779	$290	$2,440	$9
AFS securities	–		2	–	572	–	–
FVO securities			–	113	–	–	–
Loans	80		52	1,751	532	–	–
Derivatives (2)	–		–	–	–	105	–
	$95		$61	$2,643	$1,394	$2,545	$9
October 31, 2013	$90		$135	$3,456	$756	$3,135	$5
On-balance sheet liabilities at carrying value (1)
Derivatives (2)	$–		$6	$242	$–	$161	$–
October 31, 2013	$–		$13	$355	$–	$209	$–
Maximum exposure to loss, net of hedges Investment and loans	$95		$61	$2,643	$1,394	$2,440	$9
Notional of written derivatives, less fair value losses	–		117	1,680	–	–	–
Liquidity and credit facilities	2,798	(3)	45	95	690	–	–
Less: hedges of investments, loans and written derivatives exposure	–		(96)	(3,650)	–	(2,440)	–
	$2,893		$127	$768	$2,084	$–	$9
October 31, 2013	$2,241		$97	$970	$1,290	$–	$5
(1)	Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps and total return swaps under which we assume exposures and excludes all other derivatives.
(3)	Excludes an additional $1.3 billion (October 31, 2013: $1.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

64	CIBC THIRD QUARTER 2014

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 119 of the 2013 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2014 Jul. 31		2013 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$24,521	$24,557	$30,508	$30,538
Securities held by counterparties as collateral under repurchase agreements (2)(3)	2,503	2,503	1,159	1,159
Securities lent for securities collateral (2)(3)	15,152	15,152	11,793	11,793
	$42,176	$42,212	$43,460	$43,490
Carrying amount of associated liabilities (4)	$43,207	$43,503	$44,586	$44,538
(1)	Includes $3.7 billion (October 31, 2013: $7.2 billion) of mortgages underlying mortgage-backed securities held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $1,213 million (October 31, 2013: $1,126 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $32.1 billion with a fair value of $32.1 billion (October 31, 2013: $25.2 billion with a fair value of $25.2 billion) of mortgages that were not transferred to external parties.

8.	Deposits(1)(2)

$ millions, as at				2014 Jul. 31		2013 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total		Total
Personal	$9,359	$ 76,460	$43,379	$129,198		$125,034
Business and government	35,065	22,819	84,361	142,245	(6)	134,736
Bank	2,098	17	5,585	7,700		5,592
Secured borrowings (7)	–	–	43,171	43,171		49,802
	$46,522	$99,296	$176,496	$322,314		$315,164
Comprised of:
Held at amortized cost				$320,153		$313,048
Designated at fair value				2,161		2,116
				$322,314		$315,164
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$37,042		$35,670
In foreign offices				2,730		2,421
Interest-bearing deposits
In domestic offices				237,978		237,400
In foreign offices				44,128		39,673
U.S. federal funds purchased				436		–
				$322,314		$315,164
(1)	Includes deposits of $77.3 billion (October 31, 2013: $68.2 billion) denominated in U.S. dollars and deposits of $7.8 billion (October 31, 2013: $9.0 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,860 million (October 31, 2013: $1,131 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1.6 billion (October 31, 2013: $1.6 billion) of Notes purchased by CIBC Capital Trust.
(7)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

9.	Subordinated indebtedness

On July 25, 2014, we purchased and cancelled $11 million (US$10 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084, and $9 million (US$8 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085.

CIBC THIRD QUARTER 2014	65

10.	Share capital

Common shares

	For the three months ended						For the nine months ended
$ millions, except number of shares		2014 Jul. 31		2014 Apr. 30		2013 Jul. 31		2014 Jul. 31		2013 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	397,375,316	$7,745	398,136,283	$7,750	399,811,338	$7,743	399,249,736	$7,753	404,484,938	$7,769
Issuance pursuant to:
Stock option plans	407,845	33	146,941	12	12,922	1	856,625	69	602,115	43
Shareholder investment plan (1)	–	–	–	–	–	–	–	–	7,672	1
Employee share purchase plan (2)	–	–	–	–	174,495	14	–	–	696,219	56
	397,783,161	$7,778	398,283,224	$7,762	399,998,755	$7,758	400,106,361	$7,822	405,790,944	$7,869
Purchase of common shares for cancellation	(759,500)	(15)	(914,600)	(18)	–	–	(3,089,200)	(60)	(5,808,331)	(112)
Treasury shares	(50,000)	(5)	6,692	1	(6,500)	(1)	(43,500)	(4)	9,642	–	(3)
Balance at end of period	396,973,661	$7,758	397,375,316	$7,745	399,992,255	$7,757	396,973,661	$7,758	399,992,255	$7,757
(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market. Previously these shares were issued from treasury.
(2)	Commencing June 14, 2013, employee contributions to our Canadian employee share purchase plan were acquired in the open market. Previously these shares were issued from treasury.
(3)	Due to rounding.

Normal course issuer bid

On September 5, 2013, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid commenced on September 18, 2013 and will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2014.

We intend to seek Toronto Stock Exchange approval for a new normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 8 million, or approximately 2% of our outstanding common shares, over the next 12 months.

During the quarter ended July 31, 2014, we purchased and cancelled an additional 759,500 common shares under this bid at an average price of $97.58 for a total amount of $74 million. For the nine months ended July 31, 2014, we purchased and cancelled 3,089,200 common shares under this bid at an average price of $92.66 for a total amount of $286 million. Since the inception of this bid, we have purchased and cancelled 4,013,100 common shares at an average price of $90.52 for a total amount of $363 million.

Preferred shares

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 40 (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

The shares include a non-viability contingent capital provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into common shares if OSFI determines that the bank is or is about to become non-viable or if the bank accepts a capital injection or equivalent support from the government to avoid non-viability. In such an event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39 shares as equity.

On July 31, 2014, we redeemed all of our 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 33 with a par value and redemption price of $25.00 per share for cash, and we redeemed all of our 8 million Non-cumulative Rate Reset Class A Preferred Shares Series 37 with a par value and redemption price of $25.00 per share for cash.

On April 30, 2014, we redeemed all of our 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 35 with a par value and redemption price of $25.00 per share for cash.

66	CIBC THIRD QUARTER 2014

Regulatory capital

Our capital ratios and assets-to-capital multiple (ACM) are presented in the table below:

$ millions, as at	2014 Jul. 31	2013 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital	$16,983	$16,698
Tier 1 capital	18,491	17,830
Total capital	22,081	21,601
Risk-weighted assets (RWA)	155,644	151,338
CET1 ratio	10.9%	11.0%
Tier 1 capital ratio	11.9%	11.8%
Total capital ratio	14.2%	14.3%
ACM	18.2	x	18.0	x
All-in basis (1)
CET1 capital	$14,153	$12,793
Tier 1 capital	17,093	15,888
Total capital	20,784	19,961
CET1 capital RWA	139,920	136,747
Tier 1 capital RWA	140,174	136,747
Total capital RWA	140,556	136,747
CET1 ratio	10.1%	9.4%
Tier 1 capital ratio	12.2%	11.6%
Total capital ratio	14.8%	14.6%
(1)	Commencing the third quarter of 2014, there are different levels of RWAs for the calculation of the CET1, Tier 1 and total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

During the quarter and nine months ended July 31, 2014, we have complied with all of our regulatory capital requirements.

11.	Post-employment benefit expense

The following table provides details on the post-employment benefit expenses recognized in the interim consolidated statement of income:

	For the three months ended			For the nine months ended
$ millions	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Defined benefit plans
Pension plans	$45	$45	$49	$136	$151
Other post-employment plans	10	11	10	31	30
Total net defined benefit expense	$55	$56	$59	$167	$181
Defined contribution plans
CIBC’s pension plans	$3	$7	$3	$13	$9
Government pension plans (1)	23	23	21	68	63
Total defined contribution expense	$26	$30	$24	$81	$72
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

12.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $204 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

CIBC THIRD QUARTER 2014	67

13.	Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2014 Jul. 31	2014 Apr. 30	2013 Jul. 31	2014 Jul. 31	2013 Jul. 31
Basic earnings per share
Net income attributable to equity shareholders	$918	$317	$877	$2,409	$2,520
Less: Preferred share dividends and premiums	19	25	25	69	75
Net income attributable to common shareholders	$899	$292	$852	$2,340	$2,445
Weighted-average common shares outstanding (thousands)	397,179	397,758	399,952	397,826	401,237
Basic earnings per share	$2.26	$0.73	$2.13	$5.88	$6.09
Diluted earnings per share
Net income attributable to diluted common shareholders	$899	$292	$852	$2,340	$2,445
Weighted-average common shares outstanding (thousands)	397,179	397,758	399,952	397,826	401,237
Add: Stock options potentially exercisable (1) (thousands)	843	761	306	758	384
Weighted-average diluted common shares outstanding (thousands)	398,022	398,519	400,258	398,584	401,621
Diluted earnings per share	$2.26	$0.73	$2.13	$5.87	$6.09
(1)	Excludes average options outstanding of 8,827 (April 30, 2014: 311,840; July 31, 2013: 2,002,167) with a weighted-average exercise price of $100.04 (April 30, 2014: $96.34; July 31, 2013: $82.27) for the quarter ended July 31, 2014 and average options of 312,476 with a weighted-average price of $96.33 for the nine months ended July 31, 2014 (average options of 1,007,914 with a weighted-average price of $85.02 for the nine months ended July 31, 2013), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

14.	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2013 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $240 million as at July 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at July 31, 2014, consist of the significant legal matters disclosed in Note 23 to the 2013 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2013 annual consolidated financial statements:

•	Marcotte Visa Class Action: The appeal was heard by the Supreme Court of Canada in February 2014. The court reserved its decision.
•	Green Secondary Market Class Action: In February 2014 the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. CIBC and the individual defendants sought leave to appeal to the Supreme Court of Canada. On August 7, 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada.
•	Brown Overtime Class Action: The plaintiffs’ appeal to the Ontario Court of Appeal was heard in May 2014. The court reserved its decision.
•	Watson Credit Card Class Action: On March 27, 2014, the court released its decision granting class certification. The plaintiffs and defendants have filed Notices of Appeal.
•	Mortgage Prepayment Class Actions: On June 30, 2014, the court granted class certification in Sherry conditional on the plaintiffs framing a workable class definition. CIBC has filed a Notice of Appeal.
•	Sino-Forest Class Actions: The motion for class certification in the Labourers’ action has been adjourned to January 2015.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2013 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2013 annual consolidated financial statements.

68	CIBC THIRD QUARTER 2014

15.	Segmented information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, banking, investment, and authorized insurance products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Corporate and Other includes the six functional groups – Technology and Operations, Corporate Development, Finance, Treasury, Administration, and Risk Management – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Segment reporting changes

The following segment reporting changes were made in the first quarter of 2014. Prior period amounts were restated accordingly.

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50 percent of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal Banking to the Other line of business within Retail and Business Banking.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

CIBC THIRD QUARTER 2014	69

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2014	Net interest income (1)	$1,411	$50	$400	$14	$1,875
Jul. 31	Non-interest income	518	623	268	74	1,483
	Intersegment revenue (2)	103	(105)	2	–	–
	Total revenue (1)	2,032	568	670	88	3,358
	Provision for credit losses	177	–	6	12	195
	Amortization and impairment (3)	23	6	2	70	101
	Other non-interest expenses	1,044	402	277	223	1,946
	Income (loss) before income taxes	788	160	385	(217)	1,116
	Income taxes (1)	199	39	103	(146)	195
	Net income (loss)	$589	$121	$282	$(71)	$921
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$3	$3
	Equity shareholders	589	121	282	(74)	918
	Average assets (4)	$230,346	$4,398	$122,143	$54,149	$411,036
2014	Net interest income (1)	$1,357	$48	$398	$(5)	$1,798
Apr. 30	Non-interest income	486	598	206	79	1,369
	Intersegment revenue (2)	96	(98)	2	–	–
	Total revenue (1)	1,939	548	606	74	3,167
	Provision for credit losses	173	1	21	135	330
	Amortization and impairment (3)	25	6	1	489	521
	Other non-interest expenses	1,015	389	317	170	1,891
	Income (loss) before income taxes	726	152	267	(720)	425
	Income taxes (1)	180	35	54	(150)	119
	Net income (loss)	$546	$117	$213	$(570)	$306
	Net income (loss) attributable to:
	Non-controlling interests	$–	$1	$–	$(12)	$(11)
	Equity shareholders	546	116	213	(558)	317
	Average assets (4)	$227,362	$4,372	$121,105	$53,446	$406,285
2013	Net interest income (1)	$1,421	$46	$357	$59	$1,883
Jul. 31	Non-interest income	559	500	231	76	1,366
	Intersegment revenue (2)	87	(88)	1	–	–
	Total revenue (1)	2,067	458	589	135	3,249
	Provision for credit losses	241	–	14	65	320
	Amortization and impairment (3)	23	5	2	61	91
	Other non-interest expenses	988	321	301	177	1,787
	Income (loss) before income taxes	815	132	272	(168)	1,051
	Income taxes (1)	203	30	60	(120)	173
	Net income (loss)	$612	$102	$212	$(48)	$878
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$1	$1
	Equity shareholders	612	102	212	(49)	877
	Average assets (4)	$226,786	$3,960	$120,026	$51,836	$402,608
(1)	Wholesale Banking net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $102 million for the three months ended July 31, 2014 ($124 million and $90 million for the three months ended April 30, 2014 and July 31, 2013, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, the quarter ended April 30, 2014 included the goodwill impairment charge for CIBC FirstCaribbean.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

70	CIBC THIRD QUARTER 2014

$ millions, for the nine months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2014	Net interest income (1)	$4,205	$148	$1,187	$38	$5,578
Jul. 31	Non-interest income	1,729	1,767	764	321	4,581
	Intersegment revenue (2)	292	(297)	5	–	–
	Total revenue (1)	6,226	1,618	1,956	359	10,159
	Provision for credit losses	560	–	29	154	743
	Amortization and impairment (3)	72	16	4	625	717
	Other non-interest expenses	3,090	1,138	922	571	5,721
	Income (loss) before income taxes	2,504	464	1,001	(991)	2,978
	Income taxes (1)	623	112	242	(403)	574
	Net income (loss)	$1,881	$352	$759	$(588)	$2,404
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(7)	$(5)
	Equity shareholders	1,881	350	759	(581)	2,409
	Average assets (4)	$228,527	$4,307	$121,740	$54,570	$409,144
2013	Net interest income (1)	$4,211	$139	$1,054	$156	$5,560
Jul. 31	Non-interest income	1,602	1,446	663	267	3,978
	Intersegment revenue (2)	249	(252)	3	–	–
	Total revenue (1)	6,062	1,333	1,720	423	9,538
	Provision for credit losses	715	–	45	90	850
	Amortization and impairment (3)	67	11	4	177	259
	Other non-interest expenses	2,929	955	1,042	506	5,432
	Income (loss) before income taxes	2,351	367	629	(350)	2,997
	Income taxes (1)	587	85	139	(339)	472
	Net income (loss)	$1,764	$282	$490	$(11)	$2,525
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	1,764	282	490	(16)	2,520
	Average assets (4)	$226,429	$3,965	$121,956	$50,626	$402,976
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $336 million for the nine months ended July 31, 2014 ($279 million for the nine months ended July 31, 2013) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, the current period includes the goodwill impairment charge for CIBC FirstCaribbean.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

16.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of management’s discussion and analysis in our 2013 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2014	Cash and deposits with banks	$–	$7,441	$2,260	$–	$–	$–	$–	$9,701	$1,491	$11,192
Jul. 31	Securities	1,896	14,164	4,515	–	–	–	1,290	21,865	47,596	69,461
	Cash collateral on securities borrowed	1,525	–	1,713	–	–	–	–	3,238	–	3,238
	Securities purchased under resale agreements	8,476	4,078	12,551	–	–	–	–	25,105	–	25,105
	Loans	46,390	4,601	1,452	171,388	19,309	9,367	2,596	255,103	815	255,918
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,703)	(1,703)
	Derivative instruments	2,812	3,975	11,440	–	–	–	–	18,227	–	18,227
	Customers’ liability under acceptances	6,910	1,053	311	–	–	–	–	8,274	–	8,274
	Other assets	322	1,486	3,100	164	23	31	2	5,128	10,582	15,710
	Total credit exposure	$68,331	$36,798	$37,342	$171,552	$19,332	$9,398	$3,888	$346,641	$58,781	$405,422
2013 Oct. 31	Total credit exposure	$65,215	$29,707	$44,909	$167,488	$22,749	$8,457	$5,148	$343,673	$54,333	$398,006

CIBC THIRD QUARTER 2014	71